                                                Filed pursuant to Rule 424(b)( )
                                                     Registration No. 333-101521
PROSPECTUS

                       SERVICE CORPORATION INTERNATIONAL

                               OFFER TO EXCHANGE
                        REGISTERED 7.70% NOTES DUE 2009
                                      FOR
       ALL OUTSTANDING 7.70% NOTES DUE 2009 ISSUED ON SEPTEMBER 25, 2002
                 ($172,183,000 IN PRINCIPAL AMOUNT OUTSTANDING)

     We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, all of our outstanding 7.70% Notes due 2009 issued on September 25, 2002 for our registered 7.70% Notes due 2009. In this prospectus, we will call the original notes the "Old Notes" and the registered notes the "New Notes." The Old Notes and New Notes are collectively referred to in this prospectus as the "notes."

                               THE EXCHANGE OFFER

     - THE EXCHANGE OFFER EXPIRES 5:00 P.M., NEW YORK CITY TIME, JANUARY 17, 2003 UNLESS EXTENDED.

     - The exchange offer is not conditioned upon a minimum aggregate principal amount of Old Notes being tendered.

     - All outstanding Old Notes validly tendered and not withdrawn will be exchanged.

     - As described more fully in this prospectus, the exchange offer is subject to certain general conditions, which we may waive in our sole discretion.

     - We will not receive any cash proceeds from the exchange offer.

                                 THE NEW NOTES

     - The terms of the New Notes to be issued in the exchange offer are substantially identical to the Old Notes, except that we have registered the New Notes with the Securities and Exchange Commission. In addition, the New Notes will not be subject to certain transfer restrictions.

     - Interest on the New Notes will be paid at the rate of 7.70% per annum, semi-annually in arrears on each April 15 and October 15, beginning April 15, 2003.

     - The New Notes will not be listed on any securities exchange or the Nasdaq Stock Market.
                             ---------------------

     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 7 OF THIS PROSPECTUS BEFORE PARTICIPATING IN THE EXCHANGE OFFER.
                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

     Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after the Expiration Date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

               The date of this prospectus is December 13, 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    7
Disclosure Regarding Forward-Looking Statements.............   14
Where You Can Find More Information.........................   15
Ratio of Earnings to Fixed Charges..........................   17
Use of Proceeds.............................................   18
Capitalization..............................................   18
Selected Historical and Pro Forma Consolidated Financial
  Information...............................................   19
The Exchange Offer..........................................   21
Description of the New Notes................................   29
United States Federal Income Tax Consequences...............   39
ERISA Considerations........................................   42
Exchange Offer and Registration Rights......................   44
Plan of Distribution........................................   46
Legal Matters...............................................   46
Experts.....................................................   46

                               ------------------

     UNTIL JANUARY 22, 2003, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNUSED ALLOTMENTS OR SUBSCRIPTIONS.

     This prospectus incorporates important business and financial information about SCI that is not included in or delivered with this prospectus. You can obtain documents incorporated by reference in this prospectus, without charge, by requesting them in writing or by telephone from us at the following address:

                       Service Corporation International
                               1929 Allen Parkway
                              Houston, Texas 77019
                          Attention: James M. Shelger
                         Telephone No.: (713) 522-5141

     TO OBTAIN TIMELY DELIVERY OF ANY REQUESTED DOCUMENTS, YOU MUST REQUEST THE INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE YOU MAKE YOUR INVESTMENT DECISION. PLEASE MAKE ANY SUCH REQUESTS ON OR BEFORE JANUARY 10, 2003.

                               PROSPECTUS SUMMARY

     This summary highlights basic information appearing in other sections of this prospectus. It is not complete and does not contain all the information that you should consider before exchanging Old Notes for New Notes. You should carefully read this prospectus and the documents incorporated by reference to understand fully the terms of the exchange offer and the New Notes, as well as the tax and other considerations that may be important to you. You should pay special attention to the "Risk Factors" section beginning on page 7 of this prospectus, as well as the section entitled "Cautionary Statement on Forward-Looking Statements" included in our Annual Report on Form 10-K for the year ended December 31, 2001, and the other documents incorporated by reference. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. For purposes of this prospectus, unless the context otherwise indicates, when we refer to "SCI," "us," "we," "our," or "ours," we are describing Service Corporation International, together with its subsidiaries.

                                  OUR BUSINESS

     We are the largest funeral and cemetery company in the world. As of September 30, 2002, we operated 2,444 funeral service locations, 456 cemeteries and 155 crematoria located in eight countries. We also have minority interest investments in funeral and cemetery operations in four countries outside of North America.

     Our funeral and cemetery operations consist of funeral service locations, cemeteries, crematoria and related businesses. We conduct funeral and cemetery operations in our North America and Other Foreign segments and conduct funeral operations in our European segment. In the first quarter of 2002, we completed a joint venture with our United Kingdom operations, which conducted both funeral and cemetery operations in our European segment. Each division is under the direction of divisional executive management with substantial industry experience. Local funeral service location and cemetery managers, under the direction of the divisional management, receive support and resources from our headquarters in Houston, Texas and have substantial autonomy with respect to the manner in which services are conducted.

     The majority of our operations are managed in groups called clusters. Clusters are geographical groups of funeral service locations and cemeteries that may lower their individual overhead costs by sharing common resources such as operating personnel, preparation services, clerical staff, limousines, hearses and prearranged sales personnel. Personnel costs, our largest operating expense, are the cost components most beneficially affected by clustering. The sharing of employees, as well as the other costs mentioned, allows us to more efficiently utilize our operating facilities. Additionally, we have implemented 25 Central Processing Centers in North America to further gain accounting and back-office efficiencies.

     We have multiple funeral service locations and cemeteries in a number of metropolitan areas. Within individual metropolitan areas, the funeral service locations and cemeteries operate under various names because most operations were acquired as existing businesses. Some of our funeral service locations in our international operations operate under certain brand names specific for a general area or country. We have branded our funeral operations in North America under the name Dignity Memorial(R). While this process is intended to emphasize our seamless national network of funeral service locations and cemeteries in North America, the original names associated with acquired operations with their inherent goodwill and heritage will generally remain the same.

     SCI was incorporated in Texas in July of 1962. Our principal corporate offices are located at 1929 Allen Parkway, Houston, Texas 77019 and our telephone number is (713) 522-5141.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

The Exchange Offer............   We are offering to exchange up to $172,183,000
                                 aggregate principal amount of the New Notes for up to $172,183,000 aggregate principal amount of the Old Notes.

                                 The terms of the New Notes are identical in all material respects to the Old Notes except that the New Notes will not contain terms with respect to transfer restrictions, registration rights and payments of additional interest that relate to the Old Notes. The New Notes and the Old Notes will be governed by the same indenture dated February 1, 1993.

                                 Outstanding Old Notes may be tendered, and will be exchanged, only in minimum denominations of $1,000 and integral multiples of $1,000. New Notes will be issued only in minimum denominations of $1,000 and integral multiples of $1,000.

Registration Rights
Agreement.....................   We issued $172,183,000 of the Old Notes on
                                 September 25, 2002 in a private exchange offer.
                                 In connection with that private exchange offer, we and Banc of America Securities LLC, J.P.
                                 Morgan Securities Inc., Lehman Brothers Inc.,
                                 Merrill Lynch, Pierce, Fenner & Smith
                                 Incorporated and Credit Lyonnais Securities
                                 (USA) Inc., the dealer managers for the
                                 September 2002 exchange offer, entered into a registration rights agreement that granted the holders of the Old Notes exchange and registration rights. Specifically, we agreed to file, on or prior to 90 days after the closing of the offering of the Old Notes, this exchange offer registration statement with respect to a registered offer to exchange the Old Notes for the New Notes. We also agreed to use commercially reasonable efforts to have this exchange offer registration statement declared effective by the SEC within 180 days after the closing of the offering of the Old Notes and to consummate the exchange offer within 225 business days after the closing of the offering of the Old Notes. If we fail to fulfill our obligations under the registration rights agreement, additional interest will accrue on the Old Notes at an annual rate of 0.25% for the first 90 days and will increase by an additional 0.25% for each subsequent 90-day period up to a maximum additional annual rate of 0.50%. See "Exchange Offer and Registration
                                 Rights."

Resale........................   We believe that you can resell and transfer
                                 your New Notes without registering them under the Securities Act and delivering a prospectus, if you can make the representations that appear under "The Exchange Offer -- Exchange Terms."
                                 Our belief is based on interpretations
                                 expressed in some of the SEC's no-action letters to other issuers in exchange offers like ours.

                                 We cannot guarantee that the SEC would make a similar decision about this exchange offer. If our belief is wrong, or if you cannot truthfully make the necessary representations, and you transfer any registered note issued to you in this exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from these requirements, then you could incur liability under the

                                 Securities Act. We are not indemnifying you for any liability that you may incur under the Securities Act. A broker-dealer can only resell or transfer New Notes if it delivers a prospectus in connection with the resale or transfer.

Expiration Date...............   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on January 17, 2003, unless we extend the exchange offer.

Conditions to the Exchange
Offer.........................   The exchange offer is subject to certain
                                 general conditions, which we may assert or waive. See "The Exchange Offer -- Conditions to the Exchange Offer." These conditions include the absence of:

                                 - any judicial, government, regulatory,
                                   administrative or other event or action that might have a material adverse effect on the exchange offer;

                                 - anything that, in our sole judgment, would or
                                   might prohibit or delay the exchange offer from being consummated in the manner contemplated in this prospectus or impair our anticipated benefits of the exchange offer; and

                                 - any event or action that would or might have
                                   a material adverse effect on the United
                                   States financial or securities markets or our business, operations, condition, properties or prospects.

                                 We may also postpone or terminate the exchange offer if the exchange offer is found to violate applicable law or any applicable interpretation of the SEC staff.

Procedures for Tendering Old
Notes.........................   If you wish to accept the exchange offer and
                                 your Old Notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to tender your Old Notes on your behalf pursuant to the procedures of the custodial entity. If your Old Notes are registered in your name, you must complete, sign and date the accompanying letter of transmittal according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal and any other required documents to the exchange agent at one of the addresses set forth on the cover page of the letter of transmittal.

                                 Custodial entities that are participants in The Depository Trust Company, or DTC, must tender Old Notes through DTC's Automated Tender Offer Program, known as ATOP, by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the letter of transmittal. A LETTER OF TRANSMITTAL NEED NOT ACCOMPANY TENDERS EFFECTED THROUGH ATOP.

                                 By tendering your Old Notes in either of these manners, you will represent to us that, among other things:

                                 - the New Notes you receive will be acquired in
                                   the ordinary course of your business;

                                 - you are not our affiliate or a broker-dealer
                                   tendering Old Notes acquired directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act;

                                 - you have no arrangement or understanding with
                                   any person to participate in a distribution of the Old Notes or New Notes; and

                                 - if you are not a broker-dealer, that you are
                                   not engaged in a distribution of the New
                                   Notes.

Effect of Not Tendering.......   Old Notes that are not tendered or that are
                                 tendered but not accepted will, following the completion of the exchange offer, continue to be subject to the existing restrictions upon transfer thereof.

Withdrawal Rights.............   You may withdraw Old Notes that you tender
                                 pursuant to the exchange offer at any time prior to the expiration date by furnishing a written or facsimile transmission notice of withdrawal to the exchange agent containing the information set forth in "The Exchange
                                 Offer -- Withdrawal of Tenders".

Taxation......................   The exchange of Old Notes for New Notes will
                                 not be a taxable event for United States federal income tax purposes. See "United States
                                 Federal Income Tax Consequences."

Acceptance of Old Notes and
Delivery of New Notes.........   We will accept for exchange any and all Old
                                 Notes that are properly tendered in the
                                 exchange offer prior to the expiration date.
                                 See "The Exchange Offer -- Procedures for
                                 Tendering Old Notes." The New Notes issued pursuant to the exchange offer will be delivered promptly following the expiration date.

Broker-Dealers................   Each broker-dealer that receives New Notes for
                                 its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after the Expiration Date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

Exchange Agent and Information
Agent.........................   The Bank of New York is the exchange agent and
                                 the information agent for the exchange offer.
                                 The address and telephone number of The Bank of New York are on the back cover page of this prospectus.

                         SUMMARY OF TERMS OF NEW NOTES

Issuer........................   Service Corporation International

New Notes.....................   $172,183,000 aggregate principal amount of
                                 7.70% Notes due 2009.

Maturity Date.................   April 15, 2009.

Interest Rate.................   7.70% per annum, accruing from October 15,
                                 2002.

Interest Payment Dates........   April 15 and October 15 of each year, beginning
                                 April 15, 2003.

Ranking.......................   The New Notes will be our general unsecured
                                 obligations and will rank equally with all of our other unsecured and senior indebtedness. As of September 30, 2002, we and our subsidiaries had $1.8 billion of indebtedness, excluding the Old Notes, $20.6 million of which was secured indebtedness and, therefore effectively senior to the Old Notes and New Notes, and $1.5 billion of which ranked equally with the Old
                                 Notes and New Notes.

Restrictive Covenants.........   The indenture governing the New Notes contains
                                 covenants, including covenants limiting the creation of liens securing indebtedness and sale-leaseback transactions.

Use of Proceeds...............   We will not receive any proceeds from the
                                 exchange of the New Notes for the outstanding
                                 Old Notes.

Form and Denomination.........   The New Notes will be issued only in the form
                                 of one or more global securities. Each global note will be deposited with DTC, in each case for credit to the account of a direct or indirect participant of DTC. Investors in the global notes who are participants in DTC may hold their interests in the global notes directly through DTC. Investors in the global notes who are not participants in DTC may hold their interests indirectly through organizations that are participants in DTC.
                                 Interests in each global note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants, including Euroclear and
                                 Clearstream. See "Description of the New
                                 Notes -- Book-Entry, Delivery and Form."

                                 Except as set forth under "Description of the New Notes -- Exchange of Global Notes for Certificated Notes," holders of the New Notes will not be entitled to receive physical delivery of definitive New Notes or to have New Notes issued and registered in their names and will not be considered the owners or holders of the New Notes under the indenture.

                                 Interests in the global notes and the
                                 definitive New Notes, if any, will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

Governing Law.................   The New Notes will be, and the indenture is,
                                 governed by, and construed in accordance with, the laws of the State of Texas.

Trustee, Transfer Agent and
Paying Agent..................   The Bank of New York.

Book-Entry Depository.........   The Depository Trust Company.

     YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7, AS WELL AS THE OTHER CAUTIONARY STATEMENTS THROUGHOUT THIS PROSPECTUS, TO ENSURE YOU UNDERSTAND THE RISKS INVOLVED WITH THE EXCHANGE OF THE NEW NOTES FOR THE OUTSTANDING OLD NOTES.

                                  RISK FACTORS

     Before you decide to participate in the exchange offer, you should read the risks, uncertainties and factors that may adversely affect us that are discussed under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Cautionary Statement on Forward-Looking Statements" in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this prospectus, as well as the following additional risk factors.

               RISKS RELATED TO TENDERING OLD NOTES FOR NEW NOTES

IF AN ACTIVE TRADING MARKET DOES NOT DEVELOP FOR THE NEW NOTES, YOU MAY BE UNABLE TO SELL THE NEW NOTES OR TO SELL THEM AT A PRICE YOU DEEM SUFFICIENT.

     The New Notes will be new securities for which there is no established trading market. We do not intend to apply for listing of the New Notes on any securities exchange or for quotation through any automated dealer quotation system. Accordingly, no assurance can be given as to the liquidity of, or adequate trading markets for, the New Notes.

THE NEW NOTES ARE UNSECURED AND WILL BE EFFECTIVELY SUBORDINATED TO ALL OF OUR EXISTING AND FUTURE SECURED OBLIGATIONS TO THE EXTENT OF THE COLLATERAL SECURING SUCH OBLIGATIONS.

     The New Notes are unsecured and will be effectively subordinated to all of our existing and future secured obligations to the extent of the collateral securing such obligations. Our new $185 million revolving credit facility is secured by a security interest in our domestic accounts receivable and inventory and a pledge of stock of all of our material domestic subsidiaries. As of September 30, 2002, we and our subsidiaries had $1.8 billion of indebtedness, excluding the Old Notes, $20.6 million of which was secured indebtedness and, therefore effectively senior to the Old Notes and New Notes, and $1.5 billion of which ranked equally with the Old Notes and New Notes.

BECAUSE WE ARE A HOLDING COMPANY, YOUR RIGHTS UNDER THE NEW NOTES WILL BE EFFECTIVELY SUBORDINATED TO THE LIABILITIES OF OUR SUBSIDIARIES.

     As we are a holding company, our cash flow and ability to service debt, including the New Notes, depend upon the distribution of earnings, loans or other payments made by our subsidiaries to us. Our subsidiaries are separate legal entities and have no obligation with respect to the Old Notes or the New Notes. In addition, payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. The Old Notes are and the New Notes will be effectively subordinated to all of the existing and future obligations of our subsidiaries. Our new $185 million revolving credit facility is guaranteed by all of our material domestic subsidiaries, which conduct substantially all of our domestic operating activities. As of September 30, 2002, our subsidiaries had $100 million of indebtedness, not including guarantees of $85.8 million of our letters of credit under our bank credit agreement, and significant other operating liabilities.

IF WE BREACH ANY OF THE MATERIAL FINANCIAL COVENANTS UNDER OUR VARIOUS INDENTURES, CREDIT FACILITIES OR GUARANTEES, OUR DEBT SERVICE OBLIGATIONS COULD BE ACCELERATED.

     If we or any of our consolidated subsidiaries breach any of the material financial covenants under our various indentures, credit facilities or guarantees, our substantial debt service obligations could be accelerated. Furthermore, any breach of any of the material financial covenants under our subsidiaries' indentures or credit facilities could result in the acceleration of the indebtedness of all of our subsidiaries. In the event of any such simultaneous acceleration, we would not be able to repay all of the indebtedness.

THE RESTRICTIONS CONTAINED IN OUR VARIOUS INDENTURES DO NOT LIMIT OUR ABILITY TO ISSUE ADDITIONAL INDEBTEDNESS.

     We could enter into acquisitions, recapitalizations or other transactions that could increase our outstanding indebtedness. The restrictions contained in our various indentures do not limit our ability to incur such additional indebtedness. However, our bank credit agreement contains covenants that restrict our ability to incur additional indebtedness. Furthermore, the incurrence of any additional indebtedness is inconsistent with our goals under our strategic plan.

             RISK RELATED TO CONTINUING OWNERSHIP OF THE OLD NOTES

IF YOU FAIL TO EXCHANGE YOUR OUTSTANDING OLD NOTES FOR NEW NOTES, YOU WILL CONTINUE TO HOLD NOTES SUBJECT TO TRANSFER RESTRICTIONS.

     We will only issue New Notes in exchange for outstanding Old Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding Old Notes and you should carefully follow the instructions on how to tender your Old Notes set forth under "The Exchange Offer -- Procedures for Tendering Old Notes" and in the letter of transmittal that accompanies this prospectus. Neither we nor the exchange agent are required to notify you of any defects or irregularities relating to your tender of outstanding Old Notes.

     If you do not exchange your outstanding Old Notes for New Notes in this exchange offer, the outstanding Old Notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the outstanding Old Notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the outstanding Old Notes under the Securities Act. If you continue to hold any outstanding Old Notes after this exchange offer is completed, you may have trouble selling them because of these restrictions on transfer.

THE TRADING MARKET FOR UNEXCHANGED OLD NOTES COULD BE LIMITED.

     The trading market for unexchanged Old Notes could become significantly more limited after the exchange offer due to the reduction in the amount of Old Notes outstanding upon consummation of the exchange offer. Therefore, if your Old Notes are not exchanged for New Notes in the exchange offer, it may become more difficult for you to sell or otherwise transfer your Old Notes. This reduction in liquidity may in turn reduce the market price, and increase the price volatility, of the Old Notes. There is a risk that an active trading market in the unexchanged Old Notes will not exist, develop or be maintained and we cannot give you any assurances regarding the prices at which the unexchanged Old Notes may trade in the future.

                         RISKS RELATED TO OUR BUSINESS

OUR ABILITY TO EXECUTE OUR STRATEGIC PLAN DEPENDS ON MANY FACTORS, MANY OF WHICH ARE BEYOND OUR CONTROL.

     Our strategic plan is focused on stabilization of our capital structure through cost reductions, cash flow improvement, asset divestitures and debt reduction while at the same time developing key revenue initiatives designed to generate future internal growth in our core funeral and cemetery operations without the outlay of significant additional capital. Many of the factors necessary for the execution of our strategic plan are beyond our control, including the interest of third parties to enter into and consummate alliances and joint ventures with us. We can give no assurance that we will be able to execute any or all of our strategic plan. Failure to execute any or all of the strategic plan could have a material adverse effect on us, our financial condition, our results of operations and our future prospects.

OUR DEGREE OF LEVERAGE MAY LIMIT FUNDS AVAILABLE FOR OUR OPERATIONS.

     As of September 30, 2002, we had approximately $2.0 billion in debt, including $1.7 billion of unsecured senior notes and $330.8 million of unsecured convertible subordinated notes. Our degree of leverage may limit our ability to obtain additional financing, limit our flexibility in planning for or reacting to changes in our markets, require the sale of assets which we would otherwise want to retain and require the dedication of more cash flow to service our debt than we desire. Our ability to satisfy our indebtedness in a timely manner will be dependent on the successful execution of our long-term strategic plan and the resulting improvements in our operating performance, which might not occur. In addition, we may incur significant amounts of additional debt.

OUR BANK CREDIT AGREEMENT CONTAINS COVENANTS THAT MAY PREVENT US FROM ENGAGING IN CERTAIN TRANSACTIONS.

     Our bank credit agreement contains various affirmative and negative covenants that may prevent us from engaging in certain transactions that might otherwise be considered beneficial to us. These covenants limit, among other things, our ability and the ability of our subsidiaries to:

     - borrow money;

     - pay dividends or distributions;

     - purchase or redeem stock or debt;

     - make investments;

     - engage in transactions with affiliates;

     - engage in sale-leaseback transactions; and

     - grant liens on assets.

     The credit agreements also require us to maintain certain financial ratios and satisfy other financial condition tests. Although these restrictions expire upon the maturity of our bank credit agreement, any future credit agreements may contain terms and conditions that are also restrictive.

IF WE LOSE THE ABILITY TO USE SURETY BONDING TO SUPPORT OUR PREARRANGED FUNERAL AND PRENEED CEMETERY ACTIVITIES, WE MAY HAVE TO MAKE MATERIAL CASH PAYMENTS TO FUND CERTAIN TRUST FUNDS.

     We have entered into arrangements with certain high quality surety companies whereby they agree to issue surety bonds on our behalf, as financial assurance or as required by existing state and local regulations. The surety bonds are used for various business purposes; however, the majority of the surety bonds outstanding have been issued to support our prearranged funeral and preneed cemetery obligations in the event that we are unable to fulfill them. If the surety companies cancel or do not renew the outstanding surety bonds, we would have to obtain replacement assurance or fund certain trust funds to support performance of such prearranged or preneed obligations, which could involve incurring additional debt and could result in cash outflows. Furthermore, our cash flows could be affected if we lost access to using surety bonds for financial assurance in our normal course of business.

THE FUNERAL HOME AND CEMETERY INDUSTRY IS HIGHLY COMPETITIVE.

     In North America and most international markets in which we operate, the funeral and cemetery industry is characterized by a large number of locally owned, independent operations. To compete successfully, our funeral service locations and cemeteries must maintain good reputations and high professional standards in the industry, as well as offer attractive products and services at competitive prices. In addition, we must market our services and products in such a manner as to distinguish us from our competitors. If we are unable to successfully compete, we, our financial condition, our results of operations and our future prospects would be materially adversely effected.

OUR AFFILIATED FUNERAL AND CEMETERY TRUST FUNDS OWN INVESTMENTS IN SECURITIES AND MUTUAL FUNDS, WHICH ARE AFFECTED BY FINANCIAL MARKET CONDITIONS THAT ARE BEYOND OUR CONTROL.

     In connection with our prearranged funeral operations and preneed cemetery merchandise sales, affiliated funeral and cemetery trust funds own investments in securities and mutual funds. Earnings and investment gains and losses on these securities and mutual funds owned by our affiliated trust funds are affected by financial market conditions that are beyond our control. The U.S. securities markets have experienced significant declines and extreme volatility since the beginning of 2001. If our earnings from perpetual care trust funds decline, we would experience a decline in current revenues. If our earnings from other trust funds decline, we would likely experience a decline in future revenues. In addition, if these trust funds experienced significant and material investment losses, there may be insufficient funds in the trusts to cover the costs of delivering services and merchandise or maintaining cemeteries in the future. We would have to cover any such shortfall with our own cash flows, which could have a material adverse effect on us, our financial condition, our results of operations and our future prospects.

     As of September 30, 2002, net unrealized depreciation in the prearranged funeral and cemetery merchandise and services trust funds amounted to $87.7 million and $80.4 million respectively. The perpetual care trust funds had net unrealized depreciation of $5.8 million as of September 30, 2002. The following table summarizes the investment returns on our trust funds for the periods presented.

                                                   NINE MONTHS        YEAR ENDED DECEMBER 31,
                                                      ENDED          -------------------------
                                                SEPTEMBER 30, 2002    2001     2000     1999
                                                ------------------   ------   ------   -------
Prearranged funeral trust funds...............         (10.6)%        1.7%     2.8%     17.6%
Cemetery merchandise and services trust
  funds.......................................          (8.1)%        1.0%     5.3%      8.4%
Perpetual care trust funds....................           3.1%         4.3%     9.4%      1.1%

INCREASING INSURANCE BENEFITS RELATED TO PREARRANGED FUNERAL CONTRACTS FUNDED THROUGH LIFE INSURANCE OR ANNUITY CONTRACTS MAY NOT COVER FUTURE INCREASES IN OUR COST.

     We sell price guaranteed prearranged funeral contracts through various programs providing for future funeral services at prices prevailing when the agreements are signed. A significant portion of these prearranged funeral contracts are funded through life insurance or annuity contracts. We receive in cash a general agency commission of approximately 14% of the total sale from the third party insurance company. Additionally, we accrue an increasing insurance benefit associated with each contract of approximately 1% per year to be received in cash by us at the time the funeral service is performed. However, we must provide the funeral services even if the insurance proceeds are insufficient to cover our costs. There is no guarantee that the increasing insurance benefit will cover future increases in the cost of providing a price guaranteed funeral service, which may materially adversely affect our future cash flows, revenues and profit margins.

WE MAY NOT BE ABLE TO ENTER INTO JOINT VENTURES FOR, OR SELL, OUR INTERNATIONAL OPERATIONS ON ACCEPTABLE TERMS OR AT ALL.

     Our long-term strategic plan includes entering into joint ventures for, or selling, our remaining international operations outside of North America in order to create cash proceeds to reduce debt. If we are unable to joint venture or sell our international operations on acceptable terms or otherwise, it could adversely affect our ability to achieve our strategic plan and our ability to reduce our debt. There are many factors that could hinder or delay these plans for our international operations, including identifying a suitable joint venture partner or purchaser willing to reach an agreement with us on terms that are acceptable to us, current market conditions and foreign laws and regulations relating to business and assets disposals. We recently postponed our plan to enter into a joint venture in connection with our French operations. There is a risk that when we seek to sell or enter into a joint venture for our French operations in the future, we will not be able to do so on acceptable terms or at all.

OUR FOREIGN OPERATIONS AND INVESTMENTS INVOLVE SPECIAL RISKS.

     Our activities in areas outside the United States are subject to risks inherent in foreign operations, including:

     - Loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, wars, insurrection and other political risks;

     - The effects of currency fluctuations and exchange controls, such as devaluation of foreign currencies and other economic problems; and

     - Changes in laws, regulations and policies of foreign governments, including those associated with changes in the governing parties.

WE ARE THE SUBJECT OF LAWSUITS IN FLORIDA THAT, IF DECIDED AGAINST US, COULD HAVE A NEGATIVE EFFECT ON US AND WE MAY BE SUBJECT TO ADDITIONAL CLASS ACTION OR OTHER SIGNIFICANT LAWSUITS IN THE FUTURE.

     Within the last twelve months, private plaintiffs and the state of Florida have brought proceedings against us for, among other things, allegedly deceiving customers by destroying caskets and remains and overselling space in two south Florida cemeteries owned by our Florida operating subsidiary. The private lawsuit is a purported class action which has not been certified but seeks substantial damages. The state actions involve, among other things, the appointment of an examiner to oversee the remedial actions and burial processes at the two cemeteries, as well as a criminal investigation by the Florida Department of Law Enforcement Agency. The ultimate outcome of these cases cannot be determined at this time. We have insurance policies which are designed to limit our cash outflows in the event of a decision adverse to us in these matters. If the costs or damages awarded against us in these matters exceed our insurance coverage, if the insurance coverage is determined not to apply to these amounts, or if an insurance carrier is unable to pay, we would have to pay them out of our own funds, which could have a material adverse effect on us, our financial condition, our results of operations and our future prospects. In addition, we are in the ordinary course of our business involved in other litigation proceedings. There is a risk that one of the lawsuits that we do not view as significant at the moment, or an additional lawsuit brought against us in the future, could have a material adverse effect on us or our financial condition, results of operation or future prospects.

WE ARE THE SUBJECT OF SECURITIES FRAUD CLASS ACTION LAWSUITS THAT, IF DECIDED AGAINST US, COULD HAVE A NEGATIVE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND FUTURE PROSPECTS.

     In January 1999, numerous putative securities fraud class-action lawsuits were filed against us in various United States District Courts in Texas, on behalf of persons and entities who (1) acquired shares of our common stock in the merger with Equity Corporation International, or ECI; (2) purchased shares of our common stock in the open market during the period from July 17, 1998 through January 26, 1999 (referred to herein as the class period); (3) purchased call options in the open market during the class period; (4) sold put options in the open market during the class period; (5) held employee stock options in ECI that became options to acquire our stock pursuant to the ECI merger; and (6) held employee stock options to purchase our common stock under a plan during the class period. These actions have been consolidated into one lawsuit in the federal court in Houston, Texas. The consolidated complaint alleges that we and three of our current or former executive officers and directors violated federal securities laws by making false and misleading statements and failing to disclose material information concerning our prearranged funeral business and other financial matters, including in connection with the ECI merger. Plaintiffs allege damages based on the market loss, during the class period, of the outstanding shares, including those exchanged in the ECI merger. We have filed a motion to dismiss the consolidated complaint that has not been ruled on by the court.

     Four similar cases were also brought in the state courts of Texas by former officers, directors and shareholders of ECI alleging violations of Texas securities laws and statutory and common law fraud in connection with the ECI merger.

     The ultimate outcome of the stockholder class-action and employee cases cannot be determined at this time. The plaintiffs have not been required to quantify their claim of damages but we believe they are likely to seek substantial amounts. We have insurance policies that are designed to limit our cash outflows in the event of a decision adverse to us in these matters. If our legal costs or the damages awarded against us exceed the insurance coverage, if the insurance coverage is determined not to apply to these amounts, or if an insurance carrier is unable to pay, we would have to pay them out of our own funds, which could have a material adverse effect on us, our financial condition, our results of operations and our future prospects.

                    RISKS RELATED TO THE DEATHCARE INDUSTRY

IF THE NUMBER OF DEATHS IN OUR MARKETS DECLINES, OUR CASH FLOWS AND REVENUES MAY DECREASE.

     The United States Bureau of the Census estimates that the number of deaths in the United States will increase by approximately 1 percent per year from 2000 to 2010. However, longer lifespans could reduce the number of deaths. If the number of deaths declines, the number of funeral services and interments performed by us will decrease and our company, our financial condition, our results of operations and our future prospects may be materially adversely effected.

THE GROWING TREND IN THE NUMBER OF CREMATIONS PERFORMED IN NORTH AMERICA COULD RESULT IN LOWER REVENUE AND GROSS PROFIT DOLLARS.

     In the death care industry in recent years, there has been a growing trend in the number of cremations performed in North America as an alternative to traditional funeral service dispositions and industry studies predict that this trend will continue. While cremations performed by us in North America typically have higher gross profit margins than traditional funeral services, cremations usually result in lower revenue and gross profit dollars to us than traditional funeral services. In North America during 2001, 37.0% of all funeral services performed by us were cremation cases compared to 36.3% performed in 2000. In recent years we have continued to expand our cremation memorialization products and services in several North American markets, which has resulted in higher average sales for cremation cases compared to historical levels. We also may expand our nationally branded cremation service locations called National Cremation(TM) Service. If we are unable to successfully expand our cremation memorialization products and services or our nationally branded cremation service locations, our company, our financial condition, our results of operations and our future prospects could be materially adversely effected.

THE FUNERAL HOME AND CEMETERY BUSINESSES ARE HIGH FIXED-COST BUSINESSES.

     The majority of our operations are managed in groups called "clusters". Clusters are geographical groups of funeral service locations and cemeteries that may lower their individual overhead costs by sharing common resources such as operating personnel, preparation services, clerical staff, motor vehicles and preneed sales personnel. Personnel costs, the largest of our operating expenses, are the costs components most beneficially affected by clustering. We must incur many of these costs no matter the number of funeral services or interments performed. Because we cannot rapidly decrease these costs if we experience declines in sales, declines in sales can cause margins, profits and cash flows to decline at a greater rate than the decline in revenues.

THE FUNERAL HOME AND CEMETERY INDUSTRY IS HIGHLY REGULATED.

     Our operations are subject to regulation, supervision and licensing under numerous foreign, federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services, and various other aspects of our business. The impact of such regulations varies depending on the location of our funeral and cemetery operations. Violations of applicable laws could result in fines or other sanctions to us. While we have internal review and supervision procedures in place to ensure compliance of our locations with applicable laws and regulations, there is a risk that we may not identify all incidents of non-compliance, including those from numerous independent businesses we have acquired.

     In addition, from time to time, governments and agencies propose to amend or add regulations, which could increase costs and decrease cash flows. For example, foreign, federal, state, local and other regulatory agencies have considered and may enact additional legislation or regulations that could affect the death care industry. Some states and regulatory agencies have considered or are considering regulations that could require more liberal refund and cancellation policies for preneed sales of products and services, limit or eliminate our ability to use surety bonding, increase trust requirements and prohibit the common ownership of funeral homes and cemeteries in the same market. If adopted by the regulatory authorities of the jurisdictions in which we operate, these and other possible proposals could have a material adverse effect on us, our financial condition, our results of operations and our future prospects.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     We make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in this prospectus, including the section entitled "Prospectus Summary," and in the documents incorporated by reference herein. These statements may be accompanied by words such as "believe," "estimate," "project," "expect," "anticipate" or "predict," that convey the uncertainty of future events or outcomes. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual results in the future to differ materially from the forward-looking statements made in this prospectus and in any other documents or oral presentations made by us or on our behalf. In addition to the factors described in this prospectus under "Risk Factors -- Risks Related to Our Business" and those set forth from time to time in our filings with the SEC, important factors that could cause our actual results to differ materially from those in forward-looking statements include, among others, the following:

     - changes in general economic conditions, both domestically and internationally, impacting financial markets (e.g., marketable security values, as well as currency and interest rate fluctuations) that could negatively affect us, particularly, but not limited to, levels of interest expense and negative currency translation effects;

     - changes in credit relationships impacting the availability of credit and the general availability of credit in the marketplace;

     - our ability to successfully implement our strategic plan, including:

      - the interest of third parties to enter into and consummate alliances and joint ventures with us, including with respect to our operations in France,

      - the continuation of cost reduction initiatives,

      - the continuation of actions to improve operating free cash flow,

      - the continuation of debt reduction initiatives, including the sale of certain funeral and cemetery operations,

      - the implementation of strategic revenue and marketing initiatives to increase volume through our existing facilities, and

      - the continuation of operating improvements in France;

     - changes in consumer demand and/or pricing for our products and services caused by several factors such as changes in local number of deaths, cremation rates, competitive pressures and local economic conditions;

     - changes in domestic and international political and/or regulatory environments in which we operate, including potential changes in tax and accounting policies;

     - our ability to successfully access at a reasonable cost surety and insurance markets;

     - our ability to successfully exploit our purchasing power with certain of our vendors;

     - the outcomes of pending lawsuits against us involving alleged violations of securities laws; and

     - the outcome of lawsuits in Florida involving certain cemetery locations, including the possibility of criminal charges or other civil claims being filed against us, our subsidiaries or our employees.

We assume no obligation to publicly update or revise any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

     In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the SEC's public reference room, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

     You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including SCI, who file electronically with the SEC. The address of that site is http://www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., located at 20 Broad Street, New York, New York 10005.

     We "incorporate by reference" information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. This important information is not included in or delivered with this prospectus. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. The documents listed below and incorporated by reference into this prospectus contain important information about SCI and its financial condition. Some of these filings have been amended by later filings, which are also listed.

        - Annual Report on Form 10-K for the fiscal year ended December 31,
          2001;

        - Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

        - Current Reports on Form 8-K, dated January 9, 2002, July 11, 2002, July 16, 2002, July 25, 2002, August 7, 2002 and August 13, 2002;

        - Description of Series D Junior Participating Preferred Stock Purchase Rights contained in Registration Statement on Form 8-A dated May 15, 1998;

        - Description of capital stock set forth under the caption "Item 1. Description of Securities to be Registered -- Capital Stock" in the Form 8, Amendment No. 3, dated September 15, 1982, to Registration Statement on Form 8-A; and

        - Definitive Proxy Statement relating to the 2002 Annual Meeting of Stockholders.

     All documents filed by us with the SEC from the date of this prospectus to the end of the offering of the notes under this prospectus shall also be deemed to be incorporated herein by reference.

     You can obtain any of the documents listed above or any additional documents that we may file with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements, through us at the address below or through our web site (http://www.sci-corp.com) or from the SEC through the SEC's web site at the address provided above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                       Service Corporation International
                               1929 Allen Parkway
                              Houston, Texas 77019
                          Attention: James M. Shelger
                         Telephone No.: (713) 522-5141

     TO OBTAIN TIMELY DELIVERY OF ANY REQUESTED DOCUMENTS, YOU MUST REQUEST THE INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE YOU MAKE YOUR INVESTMENT DECISION. PLEASE MAKE ANY SUCH REQUESTS ON OR BEFORE JANUARY 10, 2003.

     WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION IN THIS DOCUMENT OR IN OUR DOCUMENTS THAT ARE PUBLICLY FILED WITH THE SEC. THEREFORE, IF ANYONE DOES GIVE YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

     IF YOU ARE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO EXCHANGE OR SELL, OR TO ASK FOR OFFERS TO EXCHANGE OR BUY, THE SECURITIES OFFERED BY THIS DOCUMENT, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE ACTIVITIES, THEN THE OFFER PRESENTED BY THIS DOCUMENT DOES NOT EXTEND TO YOU.

     THE INFORMATION CONTAINED IN THIS DOCUMENT SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table presents the ratio of earnings to fixed charges for SCI and its consolidated subsidiaries for the periods indicated:

                                                                                   NINE MONTHS
                                                                                      ENDED
                                             YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                     ----------------------------------------     -------------
                                     2001     2000     1999     1998     1997     2002     2001
                                     ----     ----     ----     ----     ----     ----     ----
Ratio of earnings to fixed
  charges..........................   (A)      (A)      (A)     3.33     4.25      (A)     1.06

---------------

(A) Due to losses for the years ended December 31, 2001, 2000 and 1999, and the nine months ended September 30, 2002, the ratio coverage was less than 1:1. In order to achieve a coverage of 1:1, we would have had to generate additional income from continuing operations before income taxes, extraordinary items and cumulative effects of accounting changes of $537,166, $519,080 and $67,916 for the years ended December 31, 2001, 2000 and 1999, respectively, and $131,805 for the nine months ended September 30, 2002.

                                USE OF PROCEEDS

     This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement entered into in connection with our September 2002 exchange offer. We did not receive any proceeds from the issuance of the Old Notes in September 2002. The purpose of the September 2002 exchange offer was to extend our debt maturity profile in order to improve our financial flexibility and to reduce the amount of debt due in 2005. We will not receive any cash proceeds from the issuance of the New Notes. We will exchange outstanding Old Notes for New Notes in like principal amount as contemplated in this prospectus. The terms of the New Notes are identical in all material respects to the existing Old Notes except as otherwise described herein under "Description of the New Notes." The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in a change in our total debt and other financing obligations.

                                 CAPITALIZATION

     The following table sets forth our historical unaudited consolidated capitalization as of September 30, 2002. The issuance of the Old Notes on September 25, 2002 did not, and exchange of the Old Notes for the New Notes will not, impact our overall capitalization. This table is unaudited and should be read in conjunction with our consolidated financial statements and related notes contained in our 2001 Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, each of which is incorporated herein by reference.

                                                                 SEPTEMBER 30, 2002
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS,
                                                               EXCEPT SHARE AMOUNTS)
Cash and cash equivalents...................................  $  141,045   $  141,045
                                                              ==========   ==========
Current maturities of long-term debt........................  $  103,143   $  103,143
                                                              ==========   ==========
Long-term debt..............................................  $1,899,510   $1,899,510
                                                              ----------   ----------
Stockholders' equity:
  Common stock, $1 per share par value, 500,000,000 shares
     authorized, 295,717,551 issued and outstanding (net of
     2,516,075 treasury shares, at par)(1)..................     295,718      295,718
  Capital in excess of par value............................   2,257,066    2,257,066
  Accumulated deficit.......................................  (1,041,814)  (1,041,814)
  Accumulated other comprehensive loss......................    (226,126)    (226,126)
                                                              ----------   ----------
     Total stockholders' equity.............................   1,284,844    1,284,844
                                                              ----------   ----------
     Total capitalization...................................   3,184,354    3,184,354
                                                              ==========   ==========

---------------

(1) Excludes (i) 31,700,686 shares of common stock reserved for issuance upon the exercise of outstanding option and (ii) 51,484,709 shares of common stock issuable upon conversion of outstanding debentures.

      SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

HISTORICAL

     The following selected historical financial information should be read in conjunction with our consolidated financial statements and related notes thereto, which are incorporated herein by reference. The operating results data for each of the years in the five-year period ended December 31, 2001, and the balance sheet data as of the end of each year during such period include reclassifications to conform to the presentation in our September 30, 2002 Form 10-Q. The audited consolidated financial statements in our December 31, 2001 Form 10-K are incorporated by reference in this prospectus. The selected historical financial information for the quarters ended September 30, 2002 and 2001, is derived from our unaudited consolidated financial statements for the respective periods included in our September 30, 2002 Form 10-Q which is incorporated by reference in this prospectus. This historical information is not necessarily indicative of the results to be expected in the future.

                                     NINE MONTHS ENDED
                                       SEPTEMBER 30,                               YEAR ENDED DECEMBER 31,
                                  ------------------------   -------------------------------------------------------------------
                                     2002         2001          2001          2000          1999          1998          1997
                                  ----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues........................  $1,695,894   $ 1,879,466   $ 2,510,343   $ 2,564,730   $ 3,007,958   $ 2,696,317   $ 2,461,690
Costs and expenses..............  (1,410,048)   (1,614,989)   (2,150,957)   (2,237,088)   (2,423,212)   (1,996,108)   (1,780,790)
General and administrative
  expenses......................     (57,815)      (53,451)      (70,309)      (79,932)      (82,585)      (66,839)      (66,781)
Impairment losses and other
  operating expenses(1).........    (264,510)      (57,431)     (644,147)     (461,072)     (362,428)           --            --
Interest expense................    (123,013)     (164,390)     (211,626)     (281,548)     (238,185)     (177,053)     (136,720)
Dividends on preferred
  securities of SCI Finance
  LLC...........................          --            --            --            --            --            --        (4,382)
Other income....................      19,171        12,648        15,044        17,455        12,007        13,022        10,992
Gains (losses) from dispositions
  and sale of investment........       7,869        11,543        16,224       (39,523)       19,752        30,627        89,252
                                  ----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) from continuing
  operations before income
  taxes, extraordinary gains and
  cumulative effect of
  accounting change.............    (132,452)       13,396      (535,428)     (516,978)      (66,693)      499,966       573,261
(Provision) benefit for income
  taxes.........................      37,616       (16,551)      (61,199)       91,455        15,469      (168,405)     (204,611)
                                  ----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) from continuing
  operations before
  extraordinary gains and
  cumulative effect of
  accounting changes............  $  (94,836)  $    (3,155)  $  (596,627)  $  (425,523)  $   (51,224)  $   331,561   $   368,650
                                  ==========   ===========   ===========   ===========   ===========   ===========   ===========
Net income (loss)...............  $ (227,665)  $    (6,039)  $  (597,796)  $(1,343,251)  $   (32,412)  $   342,142   $   333,750
                                  ==========   ===========   ===========   ===========   ===========   ===========   ===========
  Diluted earnings per share:
    Income (loss) from
      continuing operations
      before extraordinary gains
      and cumulative effect of
      accounting changes........  $     (.32)  $      (.01)  $     (2.09)  $     (1.56)  $      (.19)  $      1.27   $      1.45
    Net income (loss)...........        (.77)         (.02)        (2.10)        (4.93)         (.12)         1.31          1.31
Cash dividends per share........          --            --            --            --           .27           .36           .30

---------------

(1) Impairment losses and other operating expenses was previously disclosed as Restructuring and non-recurring charges.

                                                                         AS OF DECEMBER 31,
                                  AS OF          ------------------------------------------------------------------
                            SEPTEMBER 30, 2002      2001          2000          1999          1998          1997
                            ------------------   -----------   -----------   -----------   -----------   ----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total assets...............    $10,616,302       $11,579,937   $12,875,274   $12,978,230   $11,729,816   $9,925,643
Deferred prearranged
  funeral contract
  revenues.................      4,528,133         4,596,116     4,537,669     3,186,081     2,819,794    2,805,429
Deferred preneed cemetery
  contract revenues........      1,695,280         1,756,041     1,815,157            --            --           --
Long-term debt, less
  current maturities.......      1,899,510         2,313,973     3,091,320     3,636,067     3,764,590    2,634,699
Stockholders' equity.......      1,284,844         1,432,861     1,975,821     3,495,273     3,154,102    2,726,004

PRO FORMA

     In the first quarter of 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" which redefined useful lives, amortization periods and impairment of goodwill. Under the new pronouncement, goodwill is no longer amortized, but is tested for impairment annually. The annual test for impairment is assessed using the fair value of our reporting units, generally one level below reportable segments. In order to assess goodwill for impairment, we determined the fair value of our reporting units based on a combination of present value of expected future cash flows and multiples of revenues and operating earnings. As a result of the adoption of SFAS No. 142, we recognized a charge reflected as a cumulative effect of accounting change of $135,560 (net of a tax benefit of $11,234) related to the write-off of goodwill in our North America cemetery reporting unit. The selected consolidated statement of operations data presented below for 2001, 2000, 1999 and 1998 is reported on a pro forma basis as if goodwill amortization expense was excluded for those years.

     In the fourth quarter of 2000, we implemented Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB No. 101). As a result of this implementation, we have changed certain of our accounting policies regarding the manner in which we record preneed sales activities. We recorded a one time, non-cash charge of $909,315 as of January 1, 2000 representing the cumulative effect of this accounting change. The selected consolidated financial data presented below for 2001 and 2000 is reported after the implementation of SAB No. 101 on January 1, 2000. The selected consolidated statement of operations data presented below for 1999 and 1998 are reported on a pro forma basis as if the implementation of SAB No. 101 had occurred in those years.

                                                                 YEARS ENDED DECEMBER 31
                                                                        PROFORMA
                                                  -----------------------------------------------------
                                                     2001          2000          1999          1998
                                                  -----------   -----------   -----------   -----------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues......................................  $ 2,510,343   $ 2,564,730   $ 2,745,114   $ 2,354,822
  (Loss) income from continuing operations
    before extraordinary gains and cumulative
    effect of accounting changes................     (548,867)     (372,681)     (157,160)      183,785
  Net (loss) income.............................     (550,036)   (1,289,891)     (137,715)      194,859
PER SHARE DATA:
(Loss) income from continuing operations before
  extraordinary gains and cumulative effect of
  accounting changes
  Basic.........................................  $     (1.92)  $     (1.37)  $     (0.58)  $      0.72
  Diluted.......................................        (1.92)        (1.37)        (0.58)         0.70
Net (loss) income:
  Basic.........................................  $     (1.93)  $     (4.74)  $     (0.51)  $      0.76
  Diluted.......................................        (1.93)        (4.74)        (0.51)         0.75

                               THE EXCHANGE OFFER

     On September 25, 2002, we exchanged $172,183,000 aggregate principal amount of our 6% Notes due 2005 for a corresponding amount of the Old Notes. The September 2002 exchange offer was only made, and the Old Notes were only offered and issued (1) in the United States, to "qualified institutional buyers," as that term is defined in Rule 144A under the Securities Act, and institutional "accredited investors" as that term is defined in Rule 501(a)(1), (2), (3) or
(7) under the Securities Act, in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act, and (2) outside the United States, to persons other than "U.S. persons," as that term is defined in Rule 902 under the Securities Act, in offshore transactions in reliance upon Regulation S under the Securities Act. The September 2002 exchange offer was not registered under the Securities Act.

EXCHANGE TERMS

     Old Notes in an aggregate principal amount of $172,183,000 are currently issued and outstanding. The maximum aggregate principal amount of New Notes that will be issued in exchange for Old Notes is $172,183,000. The terms of the New Notes and the Old Notes are substantially the same in all material respects, except that the New Notes will not contain terms with respect to transfer restrictions, registration rights and payments of additional interest.

     The New Notes will bear interest at a rate of 7.70% per year, payable semi-annually on April 15 and October 15 of each year, beginning on October 15, 2002. Holders of New Notes will receive interest from the date of the original issuance of the Old Notes or from the date of the last payment of interest on the Old Notes, whichever is later. Holders of New Notes will not receive any interest on Old Notes tendered and accepted for exchange. In order to exchange your Old Notes for New Notes in the exchange offer, you will be required to make the following representations, which are included in the letter of transmittal:

     - any New Notes that you receive will be acquired in the ordinary course of your business;

     - you are not our affiliate or a broker-dealer tendering Old Notes acquired directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act;

     - you have no arrangement or understanding with any person or entity to participate in a distribution of the Old Notes or New Notes; and

     - if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the New Notes.

     Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any Old Notes properly tendered in the exchange offer, and the exchange agent will deliver the New Notes promptly after the expiration date of the exchange offer.

     If you tender your Old Notes, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the Old Notes in connection with the exchange offer. We will pay all charges, expenses and transfer taxes in connection with the exchange offer, other than the taxes described below under "-- Transfer Taxes."

     WE MAKE NO RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF YOUR EXISTING OLD NOTES INTO THIS EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE THIS RECOMMENDATION. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER INTO THIS EXCHANGE OFFER AND, IF SO, THE AGGREGATE AMOUNT OF OLD NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH YOUR ADVISORS, IF ANY, BASED ON YOUR FINANCIAL POSITION AND REQUIREMENTS.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

     For purposes of the exchange offer, the term "expiration date" means 5:00 p.m., New York City time, on Friday, January 17, 2003, subject to our right to extend such date and time for the exchange offer in our absolute discretion, in which case the expiration date means, with respect to any extended exchange offer in relation to the Old Notes, the latest date and time to which the exchange offer is extended.

     We reserve the right, in our absolute discretion, to (1) delay our acceptance of any Old Notes for exchange, (2) extend the exchange offer and retain all Old Notes tendered in the exchange offer, subject to your right to withdraw your tendered Old Notes as described under "-- Withdrawal of Tenders"
(3) terminate the exchange offer if a condition to our obligation to exchange New Notes is not satisfied or waived at the expiration date, (4) waive any condition to the exchange offer or (5) amend the exchange offer, by giving written notice of such delay, extension, termination or amendment to the exchange agent. If the exchange offer is amended in a manner that constitutes a material change, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to registered holders of the Old Notes and we will extend the exchange offer as required by applicable law or for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would otherwise have expired during that period. Any waiver or amendment to the exchange offer will be made available equally to all Old Notes that have previously been tendered and not withdrawn.

     We will promptly announce any delay, extension, waiver, amendment or termination of the exchange offer by issuing a press release to the Dow Jones News Service or other similar media outlet. We will announce any extension of the expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date. We have no other obligation to publish, advertise or otherwise communicate any information about any delay, extension, waiver, amendment or termination.

     In the event we terminate the exchange offer, all Old Notes previously tendered and not accepted for payment will be returned promptly to the tendering holders.

     In the event that the exchange offer is withdrawn or otherwise not completed, New Notes will not be given to holders of Old Notes who have validly tendered their Old Notes.

RESALE OF NEW NOTES

     Based on interpretations of the SEC staff set forth in no-action letters issued to third parties, we believe that New Notes issued under the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

     - you are acquiring New Notes in the ordinary course of your business;

     - you are not our affiliate;

     - you are not participating, and have no arrangement or understanding with any person to participate, in a distribution of the Old Notes or New Notes; and

     - you are not a broker-dealer who purchased Old Notes directly from us for resale pursuant to Rule 144A or any other available exemptions under the Securities Act.

     If you tender Old Notes in the exchange offer with the intention of participating in any manner in a distribution of the New Notes:

     - you cannot rely on those interpretations by the SEC staff, and

     - you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K.

     Only broker-dealers that acquired the Old Notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of New Notes.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE

     We will accept for exchange Old Notes validly tendered pursuant to the exchange offer, or defectively tendered, if such defect has been waived by us. We will not accept Old Notes for exchange subsequent to the expiration date of the exchange offer. Tenders of Old Notes will be accepted only in denominations of $1,000 and integral multiples thereof.

     We expressly reserve the right, in our sole discretion, to:

     - delay acceptance for exchange of Old Notes tendered under the exchange offer, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders promptly after the termination or withdrawal of a tender offer, or

     - terminate the exchange offer and not accept for exchange any Old Notes not theretofore accepted for exchange, if any of the conditions set forth below under "-- Conditions to the Exchange Offer" have not been satisfied or waived by us or in order to comply in whole or in part with any applicable law. In all cases, New Notes will be issued only after timely receipt by the exchange agent of confirmation of book-entry transfer, a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and any other required documents. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered Old Notes, or defectively tendered Old Notes with respect to which we have waived such defect, if, as and when we give oral, confirmed in writing, or written notice to the exchange agent. Promptly after the expiration date, we will deposit the New Notes with the exchange agent, who will act as agent for the tendering holders for the purpose of receiving the New Notes and transmitting them to the holders. The exchange agent will deliver the New Notes to holders of Old Notes accepted for exchange after the exchange agent receives the New Notes.

     If, for any reason, we delay acceptance for exchange of validly tendered Old Notes or we are unable to accept for exchange validly tendered Old Notes, then the exchange agent may, nevertheless, on our behalf, retain tendered Old Notes, without prejudice to our rights described under "-- Expiration Date; Extensions; Termination; Amendments", "-- Conditions to the Exchange Offer" and "-- Withdrawal of Tenders", subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

     If any tendered Old Notes are not accepted for exchange for any reason, or if certificates are submitted evidencing more Old Notes than those that are tendered, such Old Notes will be credited to the account maintained at the book-entry transfer facility from which such Old Notes were delivered, unless otherwise requested by such holder under "Special Return Instructions" in the letter of transmittal, promptly following the expiration date or the termination of the exchange offer.

     Tendering holders of Old Notes exchanged in the exchange offer will not be obligated to pay brokerage commissions or transfer taxes with respect to the exchange of their Old Notes other than as described in "Transfer Taxes" or in Instruction 6 to the letter of transmittal. We will pay all other charges and expenses in connection with the exchange offer.

PROCEDURES FOR TENDERING OLD NOTES

     A holder of Old Notes who wishes to accept the exchange offer, and whose Old Notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, must instruct that custodial entity to tender such holder's Old Notes on such holder's behalf pursuant to the procedures of the custodial entity.

     To tender in the exchange offer, a holder of Old Notes must either (1) complete, sign and date the letter of transmittal or a facsimile thereof in accordance with its instructions (including guaranteeing the signature(s) to the letter of transmittal, if required), and mail or otherwise deliver such letter of transmittal or such facsimile to the exchange agent at one of the addresses set forth in the letter of transmittal for receipt on or prior to the expiration date or (2) comply with the ATOP procedures for book-entry transfer described below on or prior to the expiration date.

     The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. To tender through the ATOP system, the agent's message in lieu of the letter of transmittal, and any other required documents, must be transmitted to and received by the exchange agent on or prior to the expiration date. Old Notes will not be deemed tendered until the letter of transmittal and signature guarantees, if any, or agent's message, are received by the exchange agent.

     The method of delivery of the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, holders should use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to and receipt by the exchange agent on or before the expiration date. Do not send the letter of transmittal to anyone other than the exchange agent.

     All New Notes will be delivered only in book-entry form through DTC. Accordingly, if you anticipate tendering other than through DTC, you are urged to contact promptly a bank, broker or other intermediary (that has the capability to hold securities custodially through DTC) to arrange for receipt of any New Notes to be delivered to you pursuant to the exchange offer and to obtain the information necessary to provide the required DTC participant with account information for the letter of transmittal.

  Book-Entry Delivery Procedures for Tendering Old Notes Held with DTC

     If you wish to tender Old Notes held on your behalf by a nominee with DTC, you must (1) inform your nominee of your interest in tendering your Old Notes pursuant to the exchange offer, and (2) instruct your nominee to tender all Old Notes you wish to be tendered in the exchange offer into the exchange agent's account at DTC on or prior to the expiration date. Any financial institution that is a nominee in DTC, including Euroclear and Clearstream, must tender Old Notes by effecting a book-entry transfer of the Old Notes to be tendered in the exchange offer into the account of the exchange agent at DTC by electronically transmitting its acceptance of the exchange offer through the ATOP procedures for transfer. DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent's account at DTC, and send an agent's message to the exchange agent. An "agent's message" is a message, transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from an organization that participates in DTC (a "participant") tendering Old Notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. A LETTER OF TRANSMITTAL NEED NOT ACCOMPANY TENDERS EFFECTED THROUGH ATOP.

  Proper Execution and Delivery of Letter of Transmittal

     Signatures on a letter of transmittal or notice of withdrawal described below (see "-- Withdrawal of Tenders"), as the case may be, must be guaranteed by an eligible institution unless (1) the letter of transmittal is signed by a DTC participant whose name appears on a security position listing as the owner of the Old Notes and the holder has not completed the box entitled "Special Return Instructions" on the letter of transmittal or (2) the Old Notes are tendered for the account of an eligible institution. If signatures on a letter of transmittal, or notice of withdrawal are required to be guaranteed, such guarantee must be made by an eligible institution.

     If the letter of transmittal is signed by the holder(s) of Old Notes tendered thereby, the signature(s) must correspond with the name(s) as written on the face of the Old Notes without alteration, enlargement or any change whatsoever. If any of the Old Notes tendered thereby are held by two or more holders, all holders must sign the letter of transmittal. If any of the Old Notes tendered thereby are registered in different names on different Old Notes, it will be necessary to complete, sign and submit as many separate letters of transmittal, and any accompanying documents, as there are different registrations of certificates.

     If Old Notes that are not accepted for exchange pursuant to the exchange offer are to be returned to a person other than the holder thereof, certificates for such Old Notes must be endorsed or accompanied by an appropriate instrument of transfer, signed exactly as the name of the registered owner appears on the certificates, with the signatures on the certificates or instruments of transfer guaranteed by an eligible institution.

     If the letter of transmittal is signed by a person other than the holder of any Old Notes listed therein, such Old Notes must be properly endorsed or accompanied by a properly completed bond power, signed by such holder exactly as such holder's name appears on such Old Notes. If the letter of transmittal or any Old Notes, bond powers or other instruments of transfer are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

     No alternative, conditional, irregular or contingent tenders will be accepted. By executing the letter of transmittal or facsimile thereof, the tendering holders of Old Notes waive any right to receive any notice of the acceptance for exchange of their Old Notes. Tendering holders should indicate in the applicable box in the letter of transmittal the name and address to which substitute certificates evidencing Old Notes for principal amounts not tendered or not exchanged should be issued or sent, if different from the name and address of the person signing the letter of transmittal. If no such instructions are given, substitute certificates for the Old Notes not tendered or exchanged will be returned to such tendering holder.

     All questions as to the validity, form, eligibility (including time of receipt), and acceptance and withdrawal of tendered Old Notes will be determined by us in our absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tendered Old Notes determined by us not to be in proper form or not to be properly tendered or any tendered Old Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of tender as to particular Old Notes, whether or not waived in the case of other Old Notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine.

     Although we intend to notify holders of defects or irregularities with respect to tenders of Old Notes, neither we, The Bank of New York, as exchange agent and information agent, The Bank of New York, as trustee, nor any other person will be under any duty to give such notification or shall incur any liability for failure to give any such notification. Your tender of Old Notes will not be deemed to have been made until any such defects or irregularities have been cured or waived.

     Any holder whose Old Notes have been mutilated, lost, stolen or destroyed will be responsible for obtaining replacement securities or for arranging for indemnification with the trustee of the Old Notes. Holders may contact the information agent for assistance with such matters.

WITHDRAWAL OF TENDERS

     Tenders of Old Notes may be withdrawn in writing at any time prior to the expiration date. We refer to this time limit as the withdrawal deadline.

     For a withdrawal of a tender to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent prior to the withdrawal deadline at one of its addresses set forth on the back cover page of this prospectus. The withdrawal notice must specify the name of the person who tendered the Old Notes to be withdrawn; must contain a description of the Old Notes to be withdrawn, the certificate numbers shown on the particular certificates evidencing such Old Notes and the aggregate principal amount of Old Notes subject to such withdrawal; and must be signed by the holder of such Old Notes in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the Old Notes. In addition, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes. The signature on the notice of withdrawal must be guaranteed by an eligible institution unless the Old Notes have been tendered for the account of an eligible institution.

     Withdrawal of tenders of Old Notes may not be rescinded, and any Old Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. Properly withdrawn Old Notes may, however, be re-tendered by repeating one of the procedures described in "-- Procedures for Tendering Old Notes" prior to the expiration date.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provisions of the exchange offer, or any extension of the expiration date, we will not be required to issue New Notes and we may terminate, modify or otherwise amend the exchange offer, if any of the following conditions has not been satisfied or waived, prior to the expiration date, as extended:

     (1) no event or action shall have occurred or been threatened or taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable with respect to us or the exchange offer, the offer, issuance and delivery of the New Notes, or the exchange of New Notes for Old Notes, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, that either:

        - challenges the legality or validity of the exchange offer, the offer, issuance and delivery of the New Notes, or the exchange of New Notes for Old Notes, or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer, the offer, issuance and delivery of the New Notes or the exchange of New Notes for Old Notes as contemplated by this prospectus; or

        - in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects and those of our subsidiaries, individually or taken as a whole;

     (2) there shall not have occurred anything that, in our sole judgment, would or might prohibit or delay the exchange offer from being consummated in the manner contemplated in this prospectus or impair our anticipated benefits of the exchange offer, the cancellation of the Old Notes or the exchange of New Notes for Old Notes;

     (3) there shall not have occurred any of the following:

        - trading in securities generally on the New York Stock Exchange or the American Stock Exchange or in the over-the-counter market, or trading in any of our securities on any exchange or in the over-the-counter market, shall have been suspended or the settlement of such trading generally shall have been materially disrupted or minimum prices therefor shall have been established on any such exchange or such market by the Commission, by such exchange or by any other regulatory body or governmental authority;

        - a banking moratorium shall have been declared by Federal or state authorities;

        - the United States shall have become engaged in hostilities, there shall have been an escalation in hostilities involving the United States or there shall have been a declaration of a national emergency or war by the United States;

        - a material adverse change in general economic, political or financial conditions, including, without limitation, as a result of terrorist activities after the date hereof (or the effect of international conditions on the financial markets in the United States shall be such) as to make it, in the judgment of our board of directors, impracticable or inadvisable to proceed with the exchange offer on the terms and in the manner contemplated in this prospectus; or

        - in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof; and

     (4) The Bank of New York, as the trustee with respect to the indenture for the Old Notes, shall not have objected in any respect, or taken any action that could, in our reasonable judgment, adversely affect the consummation of the exchange offer or the exchange of New Notes for Old Notes under the exchange offer, nor shall the trustee have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer or the exchange of the Old Notes under the exchange offer.

     The foregoing conditions are for our sole benefit and may be waived by us in whole or in part at our absolute discretion. Any determination made by us concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

     If any of the foregoing conditions are not satisfied, we may, at any time on or prior to the expiration date:

     (1) terminate the exchange offer and return all tendered Old Notes to the holders thereof;

     (2) to the extent permitted by applicable law, modify, extend or otherwise amend the exchange offer and retain all Old Notes tendered and not withdrawn until the expiration date of the modified, extended or amended exchange offer (see "-- Withdrawal of Tenders" and "-- Expiration Date; Extensions; Termination; Amendments"); or

     (3) waive the unsatisfied conditions with respect to the exchange offer and accept all Old Notes tendered and not previously withdrawn.

     We reserve the right, in our absolute discretion, to purchase or offer to purchase any Old Notes, to the extent permitted by applicable law, in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. Any purchase or offer to purchase will not be made except in accordance with applicable law.

TRANSFER TAXES

     We will pay all transfer taxes applicable to the transfer and exchange of Old Notes pursuant to the exchange offer. If, however:

     - delivery of the New Notes and/or certificates for Old Notes for principal amounts not exchanged, are to be made to any person other than the record holder of the Old Notes tendered;

     - tendered certificates for Old Notes are recorded in the name of any person other than the person signing any letter of transmittal; or

     - a transfer tax is imposed for any reason other than the transfer and exchange of Old Notes to us or our order,

the amount of any such transfer taxes, whether imposed on the record holder or any other person, will be payable by the tendering holder prior to the issuance of the New Notes.

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

CONSEQUENCES OF FAILING TO EXCHANGE

     If you do not exchange your Old Notes for New Notes in the exchange offer, you will remain subject to the restrictions on transfer of the Old Notes:

     - as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

     - otherwise set forth in the offering memorandum distributed in connection with the private offering of the Old Notes.

     In general, you may not offer or sell the Old Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Old Notes under the Securities Act.

ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expenses of the exchange offer over the term of the New Notes.

EXCHANGE AGENT

     The Bank of New York has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or any other documents to the exchange agent. You should send certificates for Old Notes, letters of transmittal and any other required documents to the exchange agent at the address set forth on the back cover of this prospectus.

INFORMATION AGENT

     The Bank of New York has been appointed as the information agent for the exchange offer and will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent at the address and telephone number set forth on the back cover page of this prospectus. Holders of Old Notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the exchange offer.

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

                          DESCRIPTION OF THE NEW NOTES

     We will issue the New Notes under a Senior Indenture dated as of February 1, 1993 between us and The Bank of New York, as trustee, which we refer to as the indenture. The terms of the New Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

     The following is not a complete description of the New Notes or the indenture, and is subject to all of the provisions of the New Notes and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as holders of the New Notes. The Bank of New York, the information agent for the exchange offer, will provide a copy of the indenture governing the New Notes, at no cost, to any holder who receives this prospectus. To request a copy of any or all of this document, you should telephone The Bank of New York at the telephone number on the back cover of this prospectus. The definitions of certain terms used in the following summary are set forth under "-- Definitions."

     In this description, references to "SCI," "we," "us," and "ours" mean only Service Corporation International and not any of its subsidiaries.

GENERAL

     The notes:

     - are our general unsecured obligations;

     - rank equally with all of our unsecured and senior indebtedness; and

     - are senior in right or payment to all of our subordinated indebtedness.

     The notes are unsecured and will be effectively subordinated to all of our and our subsidiaries' existing and future secured obligations to the extent of the collateral securing such obligations. As of September 30, 2002, we had $2.0 billion of indebtedness, $20.6 million of which was secured indebtedness and, therefore effectively senior to the Old Notes and New Notes, and $1.7 billion of which ranked equally with the Old Notes and New Notes. There are no contractual limitations on the issuance of additional indebtedness that could rank equal with the notes or the issuance of additional indebtedness at our subsidiaries, to which the notes would be structurally subordinated.

MATURITY AND INTEREST

     The notes will mature on April 15, 2009. Interest on the notes will accrue at a rate of 7.70% per annum, and the interest, including any additional interest, will be payable semi-annually on April 15 and October 15 of each year, commencing April 15, 2003, to the persons in whose names the notes are registered at the close of business on the preceding April 1 or October 1, respectively. Interest on notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. If we fail to comply with our obligations to file and maintain a registration statement in accordance with the registration rights agreement described under "Exchange Offer and Registration Rights," additional interest will accrue on the notes.

COVENANTS

  Limitation on Liens

     Pursuant to the indenture, neither we, nor any subsidiary, may mortgage, pledge, encumber or subject to any lien or security interest to secure any of our obligations or any obligation of any subsidiary (other than obligations owing to us or a wholly owned subsidiary) any assets without providing that the senior debt securities issued pursuant to the indenture shall be secured equally and ratably with (or prior to) any other obligation so secured, unless, after giving effect thereto, the aggregate amount of all such secured debt of us and our subsidiaries (excluding secured indebtedness existing as of the date the indenture was executed and any extensions, renewals or refundings thereof that do not increase the principal amount of indebtedness so extended, renewed or refunded and excluding secured indebtedness incurred as set forth below) would not exceed 10% of Consolidated Net Worth of us and our subsidiaries

     This restriction will not prevent us or any subsidiary:

     - from acquiring and retaining property subject to mortgages, pledges, encumbrances, liens or security interests existing thereon to the date of acquisition thereof, or from creating within one year of such acquisition mortgages, pledges, encumbrances or liens upon property acquired by it after the date of the indenture, as security for purchase money obligations incurred by it in connection with the acquisition of such property, whether payable to the person from whom such property is acquired or otherwise;

     - from mortgaging, pledging, encumbering or subjecting to any lien or security interest current assets to secure current liabilities;

     - from extending, renewing or refunding any indebtedness secured by a mortgage, pledge, encumbrance, lien or security interest on the same property theretofore subject thereto, provided that the principal amount of such indebtedness so extended, renewed or refunded shall not be increased; or

     - from securing the payment of workmen's compensation or insurance premiums or from making good faith pledges or deposits in connection with bids, tenders, contracts (other than contracts for the payment of money) or leases, deposits to secure public or statutory obligations, deposits to secure surety or appeal bonds, pledges or deposits in connection with contracts made with or at the request of the United States government or any agency thereof, or pledges or deposits for similar purposes in the ordinary course of business.

  Limitation on Sale and Leaseback Transactions

     Neither we nor any subsidiary will enter into any transaction with any bank, insurance company or other lender or investor, or to which any such lender or investor is a party, providing for the leasing to us or a subsidiary of any real property (except a lease for a temporary period not to exceed three years by the end of which it is intended that the use of such real property by the lessee will be discontinued) which has been or is to be sold or transferred by us or such subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such real property unless either:

     - such transaction is the substantial equivalent of a mortgage, pledge, encumbrance, lien or security interest which we or any subsidiary would have been permitted to create under the covenant described in "-- Covenants -- Limitation on Liens" without equally and ratably securing all senior debt securities (including the notes) then outstanding under the indenture; or

     - within 120 days after such transaction we applied (and in any such case we covenant that we will so apply) an amount equal to the greater of

          -- the net proceeds of the sale of the real property leased pursuant to such transaction or

          -- the fair value of the real property so leased at the time of entering into such transaction (as determined by our board of directors) to the retirement of Funded Debt of SCI; provided that the amount to be applied to the retirement of Funded Debt of SCI shall be reduced by: (1) the principal amount of any senior debt securities outstanding under the indenture delivered within 120 days after such sale to the trustee for retirement and cancellation and (2) the principal amount of Funded Debt, other than senior debt securities outstanding under the indenture, voluntarily retired by us within 120 days after such sale; provided, that no retirement referred to in this clause may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision.

CONSOLIDATION, MERGER OR SALE

     We may consolidate or merge with or into any other corporation, and may sell, lease, exchange or otherwise dispose of all or substantially all of our property and assets to any other corporation authorized to acquire and operate the same, provided that in any such case

     - immediately after such transaction we or such other corporation formed by or surviving any such consolidation or merger, or to which such sale, lease, exchange or other disposition shall have been made, will not be in default in the performance or observance of any of the terms, covenants and conditions in the indenture to be kept or performed by us;

     - the corporation (if other than SCI) formed by or surviving any such consolidation or merger, or to which such sale, lease, exchange or other disposition shall have been made, shall be a corporation organized under the laws of the United States, any state thereof or the District of Columbia; and

     - the corporation (if other than SCI) formed by such consolidation, or into which we shall have been merged, or the corporation which shall have acquired or leased such property and assets, shall assume, by a supplemental indenture, our obligations under the indenture. In case of any such consolidation, merger, sale, lease, exchange or other disposition and upon any such assumption by the successor corporation, such successor corporation shall succeed to and be substituted for us, with the same effect as if it had been named in the indenture as SCI and subject to the conditions set forth in the indenture, and we shall be relieved of any further obligation under the indenture and any senior debt securities issued thereunder.

DISCHARGE AND DEFEASANCE

     We may discharge or defease our obligations with respect to the notes as set forth below.

     We may discharge all of our obligations (except those set forth below) to holders of the notes that have not already been delivered to the trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year (or are to be called for redemption within one year) by irrevocably depositing with the trustee cash or U.S. government obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of and premium, if any, and interest, if any, on all outstanding notes.

     We may also discharge at any time all of our obligations (except those set forth below) to holders of the notes ("defeasance") if, among other things:

     - we irrevocably deposit with the trustee cash or U.S. government obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay the principal of and premium, if any, and interest, if any, on all outstanding notes when due, and such funds have been so deposited for 91 days;

     - such deposit will not result in a breach or violation of, or cause a default under, any agreement or instrument to which we are a party or by which we are bound; and

     - we deliver to the trustee an opinion of counsel to the effect that the holders of such notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and that such defeasance will not otherwise alter the United States federal income tax treatment of principal and interest payments on the notes. Such opinion of counsel must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the indenture relating to the notes, since such a result would not occur under current tax law.

     In the event of such discharge and defeasance of the notes, the holders thereof would be entitled to look only to such trust funds for payment of the principal of and any premium and interest on the notes.

     Notwithstanding the foregoing, no discharge or defeasance described above shall affect the following obligations to or rights of the holders of such notes:

     (1) rights of registration of transfer and exchange of notes;

     (2) rights of substitution of mutilated, defaced, destroyed, lost or stolen notes;

     (3) rights of holders of notes to receive payments of principal thereof and interest, if any, thereon when due from the trust funds held by the trustee;

     (4) the rights, obligations, duties and immunities of the trustee;

     (5) the rights of holders of notes as beneficiaries with respect to property deposited with the trustee payable to all or any of them; and

     (6) our obligation to maintain an office or agency in respect of notes.

MODIFICATION OF THE INDENTURE

     The indenture provides that SCI and the trustee may enter into supplemental indentures without the consent of any holders of senior debt securities outstanding thereunder to:

     - evidence the assumption by a successor corporation of our obligations under the indenture;

     - add covenants or make the occurrence and continuance of a default in such additional covenants a new event of default for the protection of the holders of such debt securities;

     - cure any ambiguity or correct any inconsistency in the indenture or amend the indenture in any other manner which we may deem necessary or desirable and which will not adversely affect the interests of the holders of senior debt securities issued thereunder;

     - establish the form and terms of any series of senior debt securities to be issued pursuant to the indenture and to provide for adjustment of conversion rights;

     - evidence the acceptance of appointment by a successor trustee; or

     - secure such senior debt securities with any property or assets.

     The indenture also contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding, to add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of notes; provided that neither we nor the trustee may, without the consent of the holder of each outstanding note:

     - extend the stated maturity of the principal of the notes, reduce the principal amount thereof, reduce the rate or extend the time of payment of any interest thereon, reduce or alter the method of computation of any amount payable on redemption, repayment or purchase thereof, reduce the portion of the principal amount of any original issue discount security payable upon acceleration or provable in bankruptcy, change the coin or currency in which principal and interest, if any, are payable, or impair or affect the right of any holder to institute suit for the enforcement of any payment, repayment or purchase thereof; or

     - reduce the percentage in aggregate principal amount of senior debt securities of any series issued under the indenture, the consent of the holders of which is required for any such modification.

EVENTS OF DEFAULT

     An Event of Default with respect to the notes is defined as being any one or more of the following events:

          (1) failure to pay any installment of interest on the notes for 30 days;

          (2) failure to pay the principal of any of the notes when the due;

          (3) failure to pay any purchase obligation with respect to the notes when due;

          (4) failure to perform any other of the covenants or agreements in the notes or in the indenture that continues for a period of 60 days after being given written notice;

          (5) if a court having jurisdiction enters a bankruptcy order or a judgment, order or decree adjudging SCI a bankrupt or insolvent, or an order for relief for reorganization, arrangement, adjustment or composition of or in respect of SCI and the judgment, order or decree remains unstayed and in effect for a period of 60 consecutive days;

          (6) if we institute a voluntary case in bankruptcy, or consent to the institution of bankruptcy or insolvency proceedings against us, or shall file a petition seeking, or seek or consent to, reorganization, arrangement, composition or relief, or consent to the filing of such petition or to the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator or similar official of SCI or of substantially all of our property, or we shall make a general assignment for the benefit of creditors; or

          (7) default under any bond, debenture, note or other evidence of indebtedness for money borrowed by us or any subsidiary or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any subsidiary (other than non-recourse indebtedness), whether such indebtedness exists on the date of the indenture or shall thereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, or any default in payment of such indebtedness (after the expiration of any applicable grace periods and the presentation of any debt instruments, if required), if the aggregate amount of all such Indebtedness which has been so accelerated and with respect to which there has been such a default in payment shall exceed $5,000,000, without each such default and acceleration having been rescinded or annulled within a period of 30 days after there shall have been given to us by the trustee by registered mail, or to us and the trustee by the holders of at least 25 percent in aggregate principal amount of the notes then outstanding, a written notice specifying each such default and requiring us to cause each such default and acceleration to be rescinded or annulled and stating that such notice is a "Notice of Default" under the indenture.

     If an Event of Default with respect to the notes then outstanding occurs and is continuing, then and in each and every such case, unless the principal of all of the notes then outstanding shall have already become due and payable, either the trustee or the holders of not less than 25 percent in aggregate principal amount of the notes then outstanding, by notice in writing to us (and to the trustee if given by holders of notes), may declare the unpaid principal amount (or, if the notes are original issue discount securities, such portion of the principal amount as may be specified in the terms of such series) of all notes then outstanding and the interest, if any, accrued thereon to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable, anything in the indenture or in the notes contained to the contrary notwithstanding. This provision, however, is subject to the condition that, if at any time after the unpaid principal amount (or such specified amount) of such notes shall have been so declared due and payable and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, we shall pay or shall deposit with the trustee a sum sufficient to pay all matured installments of interest, if any, upon all such notes and the principal of any and all notes which shall have become due otherwise than by acceleration (with interest on overdue installments of interest, if any, to the extent that payment of such interest is enforceable under applicable law and on such principal at the rate borne by such notes to the date of such payment or deposit) and the reasonable compensation, disbursements, expenses and advances of the trustee, and any and all defaults under the indenture, other than the nonpayment of such portion of the principal amount of and accrued interest, if any, on such notes which shall have become due by acceleration, shall have been cured or shall have been waived in accordance with the indenture or provision deemed by the trustee to be adequate shall have been made therefor, then and in every such case the holders of a majority in aggregate principal amount of the notes then outstanding, by written notice to us and to the trustee, may rescind and annul such declaration and its consequences; but no such rescission and annulment shall extend to or shall affect any subsequent default, or shall impair any right consequent thereon. If any Event of Default with respect to us specified in clause (5) or (6) above occurs, the unpaid principal amount (or, if the Company Senior Debt Securities of any series then outstanding are original issue discount securities, such portion of the principal amount as may be specified in the terms of each such series) and accrued interest on all notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act by the trustee or any holder of such notes. If the trustee shall have proceeded to enforce any right under the indenture and such proceedings shall have been discontinued or abandoned because of such rescission or annulment or for any other reason or shall have been determined adversely to the trustee, then and in every such case we, the trustee and the holders of such notes shall be restored respectively to their several positions and rights under the indenture, and all rights, remedies and powers of SCI, the trustee and the holders of such notes shall continue as though no such proceeding had been taken. Except with respect to an Event of Default pursuant to clause (1), (2) or (3) above, the trustee shall not be charged with knowledge of any Event of Default unless written notice thereof shall have been given to the trustee by us, a paying agent or any holder of the notes.

     The indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the notes, unless such holders shall have offered to the trustee reasonable security or indemnity.

     No holder of notes then outstanding shall have any right by virtue of or by availing of any provision of the indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to the indenture or the notes or for the appointment of a receiver or trustee or similar official, or for any other remedy under the indenture or under the notes, unless such holder previously shall have given to the trustee written notice of default and of the continuance thereof, and unless the holders of not less than 25 percent in aggregate principal amount of notes then outstanding shall have made written request to the trustee to institute such action, suit or proceeding in its own name as trustee and shall have offered to the trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding. Notwithstanding any other provisions in the indenture, however, the right of any holder of the notes to receive payment of the principal of and interest, if any, on such notes, on or after the respective due dates expressed in such notes, or to institute suit for the enforcement of any such payment on or after such respective dates shall not be impaired or affected without the consent of such holder.

     The holders of at least a majority in aggregate principal amount of notes then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to such notes; provided that (subject to certain exceptions) the trustee shall have the right to decline to follow any such direction if the trustee shall determine upon advice of counsel that the action or proceeding so directed may not lawfully be taken or if the trustee in good faith shall determine that the action or proceeding so directed would involve the trustee in personal liability. The holders of 66 2/3% in aggregate principal amount of the notes then outstanding may on behalf of the holders of all of such notes waive any past default or Event of Default and its consequences except a default in the payment of interest, if any, on, or the principal of, such notes. Upon any such waiver we, the trustee and the holders of all notes shall be restored to their former positions and rights under the indenture, respectively; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon. Whenever any default or Event of Default shall have been waived as permitted, said default or Event of Default shall for all purposes of the notes and the indenture be deemed to have been cured and to be not continuing.

     The trustee shall, within 90 days after the occurrence of a default, with respect to the notes then outstanding, mail to all holders of such notes, as the names and the addresses of such holders appear upon the notes register, notice of all defaults known to the trustee with respect to such notes, unless such defaults shall have been cured before the giving of such notice (the term "defaults" for the purpose of these provisions being hereby defined to be the events specified in clauses (1), (2), (3), (4), (5), (6) and (7) above, not including periods of grace, if any, provided for therein and irrespective of the giving of the written notice specified in said clause (4) or (6) but in the case of any default of the character specified in said clause (4) or (6) no such notice to holders of notes shall be given until at least 60 days after the giving of written notice thereof to us pursuant to said clause (4) or (6), as the case may be); provided, that, except in the case of default in the payment of the principal of or interest, if any, on any of the notes, or in the payment or satisfaction of any purchase obligation, the trustee shall be protected in withholding such notice if and so long as the trustee in good faith determines that the withholding of such notice is in the best interests of the holders of the notes.

     We are required to furnish to the trustee annually a statement as to the fulfillment by us of all of our obligations under the indenture.

GOVERNING LAW

     The indenture and the notes are governed by the laws of the State of Texas.

DEFINITIONS

     For all purposes of the indenture and this prospectus, the following terms shall have the respective meanings set forth below (except as otherwise expressly provided or unless the context otherwise clearly requires). All accounting terms used in the indenture and herein and not expressly defined shall have the meanings assigned to such terms in accordance with generally accepted accounting principles, and the term "generally accepted accounting principles" means such accounting principles as are generally accepted at the date of the indenture, February 1, 1993.

     "Consolidated Net Worth" means, at any date, the sum of (1) the par value (or value stated on our books) of the capital stock of all classes (includes preferred stock), plus (or minus in the case of a deficit) (2) the amount of the consolidated surplus, whether capital or earned, of us and our subsidiaries, determined in accordance with generally accepted accounting principles.

     "Funded Debt" means indebtedness for money borrowed which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such indebtedness.

PAYING AGENT AND REGISTRAR FOR THE NOTES

     The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the indenture.

     The registered holder of a note will be treated as its owner for all purposes.

NOTICES

     Notices to holders of the notes will be given by mail to the addresses of such holders as they appear in the security register.

NO PERSONAL LIABILITY OF OFFICERS, DIRECTORS OR STOCKHOLDERS

     No director, officer or stockholder, as such, of SCI will have any personal liability in respect of our obligations under the indenture or the notes by reason of his, her or its status as such.

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

CONCERNING THE TRUSTEE

     The Bank of New York is the trustee under the indenture.

BOOK-ENTRY, DELIVERY AND FORM

     New Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. New Notes will be issued at the closing of this exchange offer only pursuant to valid tenders of outstanding Old Notes. The New Notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited upon issuance with the trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

     Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "-- Exchange of Global Notes for Certificated Notes" below. Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

DEPOSITORY PROCEDURES

     The following description of the operations of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We urge you to contact the system or their participants directly to discuss these matters.

     DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or the Indirect Participants. The ownership of interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and the Indirect Participants.

     DTC has also advised us that, pursuant to procedures established by it:

     (1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by holders of Old Notes who exchange their Old Notes in the exchange offer with portions of the principal amount of the Global Notes; and

     (2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

     Investors in the Global Notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the Global Notes that are not Participants may hold their interests indirectly though organizations (including Euroclear and Clearstream) which are Participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NEW NOTES REGISTERED IN THEIR NAME, WILL NOT RECEIVE PHYSICAL DELIVERY OF NEW NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR "HOLDERS" THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

     Payments in respect of the principal of, and interest (including additional interest) and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the New Notes, including the Global Notes, are registered as the owners of the New Notes for the purpose of receiving payments and all other purposes. Consequently, neither we, the trustee nor any agent of us or the trustee has or will have any responsibility or liability for:

     (1) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

     (2) any other matter relating to the actions or practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the New Notes, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes.

     Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants of Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

     Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets the settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same day fund settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

     DTC has advised us that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global

Notes and only in respect of such portion of the aggregate principal amount of the New Notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the New Notes, DTC reserves the right to exchange the Global Notes for legended New Notes in certificated form, and to distribute such certificated New Notes to its Participants.

     Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF GLOBAL NOTES FOR CERTIFICATED NOTES

     A Global Note is exchangeable for definitive New Notes in registered certificated form ("Certificated Notes") if:

     (1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes, and we fail to appoint a successor depositary, or (b) has ceased to be a clearing agency registered under the Exchange Act;

     (2) at our option, we notify the trustee in writing that we elect to cause the issuance of the New Notes in certificated form; or

     (3) there has occurred and is continuing a default or event of default with respect to the New Notes.

     In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

SAME DAY SETTLEMENT AND PAYMENT

     We will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and liquidated damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal, interest and premium, if any, and liquidated damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no account is specified, by mailing a check to that holder's registered address. The notes represented by the Global Notes are expected to trade in DTC's Same Day Funds Settlement System, and any permitted secondary market trading activity in the notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

     Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited and any crediting of this type will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion addresses the material United States federal income tax consequences of exchanging Old Notes for New Notes and owning and disposing of New Notes. This discussion is not a complete discussion of all the potential tax consequences that may be relevant to you. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations thereunder, published rulings, and court decisions, all as in effect on the date of this document, and all of which are subject to change, possibly on a retroactive basis. Except as otherwise stated in this discussion, the discussion deals only with notes held as a capital asset by a holder who is a United States person and purchased the Old Notes upon original issuance at their original issue price. A "United States person" is:

     - a citizen or resident of the United States or any political subdivision thereof;

     - a corporation, or a partnership or other entity that is treated as a corporation or partnership for United States federal income tax purposes, that is created or organized in the United States or under the laws of the United States or of any state thereof including the District of Columbia;

     - an estate whose income is subject to United States federal income taxation regardless of its source; or

     - a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or it was in existence on August 19, 1996, and has elected to be treated as a United States person.

     Your tax treatment may vary depending on your particular situation. This summary does not address all of the tax consequences that may be relevant to holders that are subject to special tax treatment, such as:

     - dealers in securities or currencies;

     - financial institutions;

     - tax-exempt investors;

     - traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

     - persons liable for alternative minimum tax;

     - insurance companies;

     - real estate investment trusts;

     - regulated investment companies;

     - persons holding notes as part of a hedging, conversion, integrated or constructive sale transaction or a straddle; or

     - United States persons whose functional currency is not the United States dollar.

     If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding notes should consult their own tax advisors.

     We urge you to consult your own tax advisors regarding the particular United States federal tax consequences of exchanging, holding and disposing of notes, as well as any tax consequences that may arise under the laws of any relevant foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty.

RECEIPT OF NEW NOTES

     Your exchange of Old Notes for New Notes under the exchange offer will not constitute a taxable exchange of the Old Notes. As a result:

     - you will not recognize taxable gain or loss when you receive New Notes in exchange for Old Notes;

     - your holding period in the New Notes will include your holding period in the Old Notes; and

     - your basis in the New Notes will equal your adjusted basis in the Old Notes at the time of the exchange.

TAXATION OF INTEREST

     Interest paid on the New Notes generally will be taxable to you as ordinary interest income at the time payments are accrued or received in accordance with your regular method of accounting for United States federal income tax purposes.

SALE OR OTHER TAXABLE DISPOSITION OF NEW NOTES

     You must recognize taxable gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a New Note. The amount of your gain or loss equals the difference between the amount you receive for the New Note in cash or other property, valued at its fair market value, minus the amount attributable to accrued qualified stated interest on the New Note, if any, and your adjusted tax basis in the New Note. Your initial tax basis in a New Note equals the price you paid for the Old Note that you exchanged for the New Note increased by any amount previously includable in income as original issue discount and reduced by any payments other than payments of qualified stated interest made on the notes.

     Your gain or loss will generally be a long-term capital gain or loss if your holding period in the New Note is more than one year. Otherwise, it will be a short-term capital gain or loss. Payments attributable to accrued qualified stated interest that you have not yet included in income will be taxed as ordinary interest income.

NON-UNITED STATES HOLDERS

     The following discussion applies to Non-United States Holders. You are a "Non-United States Holder" if you are not a United States person. Special rules may apply to you if you are a controlled foreign corporation, foreign personal holding company, a corporation that accumulates earnings to avoid United States federal income tax or, in certain circumstances, a United States expatriate.

  Exchange of Old Notes

     Your exchange of Old Notes for New Notes under the exchange offer will not constitute a taxable exchange of the Old Notes, and the consequences of the exchange to you will be the same as those of a United States person described above under the heading "-- Receipt of New Notes."

  Interest

     Interest that we pay to you will not be subject to United States federal income tax and withholding of United States federal income tax will not be required on interest payments if you:

     - do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

     - are not a controlled foreign corporation with respect to which we are a related person;

     - are not a bank whose receipt of interest is described in Section 881(c)(3)(A) of the Code; and

     - you certify to us, our payment agent, or the person who would otherwise be required to withhold United States tax, on Form W-8BEN (or applicable substitute form), under penalties of perjury, that you are not a United States person and provide your name and address.

If you do not satisfy the preceding requirements, your interest on a note would generally be subject to United States withholding tax at a flat rate of 30% (or a lower applicable treaty rate).

     If you are engaged in trade or business in the United States, and if interest on a note is effectively connected with the conduct of that trade or business (or in the case of an applicable tax treaty, is attributable to a permanent establishment maintained by you in the United States), you will be exempt from United States withholding tax but will be subject to regular United States federal income tax on the interest in the same manner as if you were a United States person. See "-- Taxation of Interest." In order to establish an exemption from United States withholding tax, you may provide to us, our payment agent or the person who would otherwise be required to withhold United States tax, a properly completed and executed IRS Form W-8ECI (or applicable substitute form). In addition to regular United States federal income tax, if you are a foreign corporation, you may be subject to a United States branch profits tax.

  Gain on Disposition

     You generally will not be subject to United States federal income tax with respect to gain recognized on a sale, redemption, exchange or other disposition of a note unless:

     - the gain is effectively connected with the conduct by you of a trade or business within the United States, or, under an applicable tax treaty, is attributable to a permanent establishment maintained by you in the United States; or

     - if you are an individual, you are present in the United States for 183 or more days in the taxable year and certain other requirements are met.

  Applicable Tax Treaties

     You should consult your own tax advisors as to any applicable income tax treaties that may provide for a lower rate of withholding tax, exemption from, or a reduction of, branch profits tax, or other rules different from the general rules under United States federal income tax laws.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  United States Persons

     In general, information reporting requirements may apply to payments made to you and to the proceeds of a disposition of the notes, unless you are an exempt recipient such as a corporation. Backup withholding may apply if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable United States information reporting or certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

  Non-United States Holders

     Backup withholding and information reporting will not apply to payments of principal or interest on the notes by us or our paying agent to you if you certify as to your status as a Non-United States Holder under penalties of perjury or otherwise establish an exemption (provided that neither we nor our paying agent has actual knowledge that you are a United States person or that the conditions of any other exemptions are not in fact satisfied).

     The payment of the proceeds of the disposition of notes to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless you provide the certification described above or otherwise establish an exemption. The proceeds of a disposition effected outside the United States by you of notes to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if that broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States, or a foreign partnership that is engaged in the conduct of a trade or business in the United States or that has one or more partners that are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, information reporting requirements will apply unless that broker has documentary evidence in its files of your status as a Non-United States Holder and has no actual knowledge to the contrary or unless you otherwise establish an exemption.

     You should consult your own tax advisors regarding the application of information reporting and backup withholding to your particular situation, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided you furnish the required information to the Internal Revenue Service.

                              ERISA CONSIDERATIONS

     If you intend to use plan assets to exchange for any of the notes, you should consult with counsel on the potential consequences of your investment under the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the prohibited transaction provisions of ERISA. If you intend to use governmental or church plan assets to exchange for any of the notes, you should consult with counsel on the potential consequences of your investment under similar provisions applicable under laws governing governmental and church plans.

     The following summary is based on the provisions of ERISA and the Code and related guidance in effect as of the date of this prospectus. This summary does not attempt to be a complete summary of these considerations. Future legislation, court decisions, administrative regulations or other guidance will change the requirements summarized in this section. Any of these changes could be made retroactively and could apply to transactions entered into before the change is enacted.

FIDUCIARY RESPONSIBILITIES

     ERISA imposes requirements on (1) employee benefit plans subject to ERISA,
(2) entities whose underlying assets include employee benefit plan assets, for example, collective investment funds and insurance company general accounts, and
(3) fiduciaries of employee benefit plans. Under ERISA, fiduciaries generally include persons who exercise discretionary authority or control over plan assets. Before investing any employee benefit plan assets in any new note, you should determine whether the investment:

          (1) is permitted under the plan document and other instruments governing the plan; and

          (2) is appropriate for the plan in view of its overall investment policy and the composition and diversification of its portfolio, taking into account the limited liquidity of the notes.

     You should consider all factors and circumstances of a particular investment in the notes, including, for example, the risk factors discussed in "Risk Factors" and the fact that in the future there may not be a market in which you will be able to sell or otherwise dispose of your interest in the notes.

     We are not making any representation that the sale of any notes to a plan meets the fiduciary requirements of investment by plans generally or any particular plan or that such an investment is appropriate for plans generally or any particular plan.

PROHIBITED TRANSACTIONS

     ERISA and the Code prohibit a wide range of transactions involving (1) employee benefit plans and arrangements subject to ERISA and/or the Code, and
(2) persons who have specified relationships to the plans. These persons are called "parties in interest" under ERISA and "disqualified persons" under the Code. The transactions prohibited by ERISA and the Code are called "prohibited transactions." If you are a party in interest or disqualified person who engages in a prohibited transaction, you may be subject to excise taxes and other penalties and liabilities under ERISA and/or the Code. As a result, if you are considering using plan assets to invest in any of the notes offered for sale in connection with this prospectus, you should consider whether the investment might be a prohibited transaction under ERISA and/or the Code.

     Prohibited transactions may arise, for example, if the notes are acquired by a plan with respect to which we, or any of our affiliates, are a party in interest or a disqualified person. Exemptions from the prohibited transaction provisions of ERISA and the Code may apply depending in part on the type of plan fiduciary making the decision to acquire a new note and the circumstances under which such decision is made. Some of these exemptions include:

          (1) Prohibited transaction class exemption or "PTCE" exemptions 75-1 (relating to specified transactions involving employee benefit plans and broker-dealers, reporting dealers and banks);

          (2) PTCE 84-14 (relating to specified transactions directed by independent qualified professional asset managers);

          (3) PTCE 90-1 (relating to specified transactions involving insurance company pooled separate accounts);

          (4) PTCE 91-38 (relating to specified transactions by bank collective investment funds);

          (5) PTCE 95-60 (relating to specified transactions involving insurance company general accounts); and

          (6) PTCE 96-23 (relating to specified transactions directed by in-house asset managers);

     These exemptions do not, however, provide relief from the self-dealing prohibitions under ERISA and the Code. In addition, there is no assurance that any of these class exemptions or other exemption will be available with respect to any particular transaction involving the notes.

TREATMENT OF NOTES AS DEBT INSTRUMENTS

     Some transactions involving our operations could give rise to prohibited transactions under ERISA and the Code if our assets were deemed to be plan assets. Pursuant to Department of Labor Regulations Section 2510.3-101 (which we refer to as the "plan assets regulations"), in general, when a plan acquires an "equity interest" in an entity such as SCI, the plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless exceptions set forth in the plan assets regulations apply.

     In general, an "equity interest" is defined under the plan assets regulations as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and that has no substantial equity features. Although there is very little published authority concerning the application of this definition, we believe that the notes should be treated as debt rather than equity interest under the plan assets regulations because the notes (1) should be treated as indebtedness under applicable local law and debt, rather than equity, for United States federal income tax purposes and (2) should not be deemed to have any "substantial equity features." However, no assurance can be given that the notes will be treated as debt for purposes of ERISA. If the notes were to be treated as an equity interest under the plan assets regulations, the purchase of the notes using plan assets could cause our assets to become subject to the fiduciary and prohibited transaction provisions of ERISA and the Code unless investment in the notes by "benefit plan investors" is not "significant," as determined under the plan assets regulations. We cannot assure you that the criteria for this exception will be satisfied at any particular time and no monitoring or other measures will be taken to determine whether such criteria are met. This means that, if the notes are treated as equity interests under the plan asset regulations and investment in the notes by benefit plan investors is significant, our assets could be treated as plan assets subject to ERISA and a non-exempt prohibited transaction could arise in connection with our operating activities.

     Any insurance company proposing to invest assets of its general account in the notes should consider the implications of the U.S. Supreme Court's decision in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank, 510 U.S. 86, 114 S. Ct. 517 (1993), which, in some circumstances, treats such general account as including the assets of a plan that owns a policy or other contract with such insurance company, as well as the effect of Section 401(c) of ERISA, as interpreted by regulations proposed by the Department of Labor.

GOVERNMENT AND CHURCH PLANS

     Governmental plans and some church plans, while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transactions provisions of ERISA or the Code, may be subject to state or other federal laws that are very similar to the provisions of ERISA and the Code. If you are a fiduciary of a governmental or church plan, you should consult with counsel before purchasing any notes.

FOREIGN INDICIA OF OWNERSHIP

     ERISA also prohibits plan fiduciaries from maintaining the indicia of ownership of any plans assets outside the jurisdiction of the United States district courts except in specified cases. Before investing in any new note you should consider whether the acquisition, holding of disposition of a note would satisfy such indicia of ownership rules.

REPRESENTATIONS AND WARRANTIES

     If you acquire or accept a new note, you will be deemed to have represented and warranted that either:

          (1) you have not used plan assets to acquire such new note; or

          (2) your acquisition and holding of a new note (A) is exempt from the prohibited transaction restrictions of ERISA and the Code under one or more prohibited transaction class exemptions or does not constitute a prohibited transaction under ERISA and the Code, and (B) meets the fiduciary requirements of ERISA.

                     EXCHANGE OFFER AND REGISTRATION RIGHTS

     In connection with the issuance of the Old Notes, we entered into a registration rights agreement with Banc of America Securities LLC, J.P. Morgan Securities Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Lyonnais Securities (USA) Inc. The following summary of selected provisions of the registration rights agreement is not complete and is subject to all the provisions of the registration rights agreement. Copies of the registration rights agreement are available from us upon request as described under "Where You Can Find More Information."

     Pursuant to the registration rights agreement, we agreed to file with the SEC this exchange offer registration statement with respect to a registered offer to exchange the Old Notes for New Notes, which have terms identical to the Old Notes in all material respects except that such notes will not contain terms with respect to transfer restrictions, registration rights and payment of additional interest. Upon the effectiveness of this exchange offer registration statement, pursuant to the exchange offer we will offer to the holders of Old Notes who are able to make certain representations, the opportunity to exchange their Old Notes for New Notes.

     If:

     - we are not permitted to effect the exchange offer because the exchange offer is not permitted by applicable law or SEC staff interpretations;

     - the exchange offer is not consummated within 225 days of the closing of the offering of the Old Notes; or

     - any holder notifies us that it is not eligible to participate in the exchange offer;

then we will file with the SEC a shelf registration statement to cover resales of the notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

     We also agreed to use commercially reasonable efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC.

     The registration rights agreement also provides that:

     - we will file this exchange offer registration statement with the SEC on or prior to 90 days after the closing of the offering of the Old Notes;

     - we will use commercially reasonable efforts to have this exchange offer registration statement declared effective by the SEC within 180 days after the closing of the offering of the Old Notes;

     - unless the exchange offer would not be permitted by applicable law or SEC policy, we will consummate the exchange offer and use commercially reasonable efforts to issue on or prior to 225 days after the closing of the offering of the Old Notes effective by the SEC, New Notes in exchange for all notes properly tendered and not withdrawn prior thereto in the exchange offer; and

     - if obligated to file the shelf registration statement, we will use commercially reasonable efforts to file the shelf registration statement with the SEC as promptly as practicable but in any event within 30 days after such filing obligation arises and to thereafter cause the shelf registration statement to be declared effective by the SEC as promptly as practicable thereafter. We are permitted to suspend use of the prospectus that is part of the shelf registration statement during certain periods of time and in certain circumstances relating to pending corporate developments and public filings with the SEC and similar events.

     Additional interest with respect to the Old Notes shall be assessed as follows if any of the following events occur:

     - if on or prior to the 90 days following the closing of the offering of the Old Notes, neither this exchange offer registration statement has been filed with the SEC; or

     - if on or prior to the 180 days following the closing of the offering of the Old Notes, this exchange offer registration statement has not been declared effective by the SEC; or

     - if the exchange offer has not been consummated within 225 days after the closing of the offering of the Old Notes; or

     - if after either this exchange offer registration statement or the shelf registration statement is declared effective:

      - such registration statement thereafter ceases to be effective; or

      - such registration statement or the related prospectus ceases to be usable in connection with the exchanges of the notes or resales of New Notes, as applicable, during a period in which it is required to be effective without being succeeded within two business days by any additional registration statement or post-effective amendment covering the notes, which has been filed and declared effective within two business days after such filing.

     Additional interest shall accrue on the Old Notes over and above the interest set forth in the title of the notes at an annual rate of 0.25% for the first 90-day period from and including the date on which any of the previous events shall occur, and such annual rate will increase by an additional 0.25% with respect to each subsequent 90-day period until all such events have been cured, up to a maximum additional annual rate of 0.50%.

     Holders of notes will be required to make certain representations to us, as described in the registration rights agreement, in order to participate in the exchange offer and will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement and will be named as a selling security holder in such shelf registration statement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding additional interest set forth above. Any holders who are eligible to participate in the exchange offer but fail to, or elect not to, participate therein will continue to hold Old Notes and will have no further rights to exchange their Old Notes or have such securities registered under the registration rights agreement.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until January 22, 2003, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

     We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes), other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the notes (including any broker-dealers) against specified liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity and enforceability of the notes offered hereby will be passed upon for Service Corporation International by Locke Liddell & Sapp LLP, Houston, Texas.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Service Corporation International for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                 The exchange agent for the exchange offer is:

                              THE BANK OF NEW YORK

        By Mail and Overnight Courier:                            By Hand:
             The Bank of New York                           The Bank of New York
             Reorganization Unit                     101 Barclay Street - Ground Floor
      101 Barclay Street - 7 East Floor             Reorganization Unit Window - 7 East
              New York, NY 10286                             New York, NY 10286
          Attn: Santino Ginocchietti                     Attn: Santino Ginocchietti

                                 By Facsimile:

                                 (212) 298-1915

                                 Confirmation:

                                 (212) 815-6331

  Questions, requests for assistance and requests for additional copies of the prospectus and related letter of transmittal may be directed to the information agent at its address set forth below.

                The information agent for the exchange offer is:

                              THE BANK OF NEW YORK

                       101 Barclay Street - 7 East Floor
                               New York, NY 10286
                           Attn: Santino Ginocchietti

                             Phone: (212) 815-6331